
03016720

State Street

STATE STREET CORPORATION

12.31.2002



STATE STREET.
For Everything You Invest In℠

State Street es un líder mundial en servicios financieros que atiende las necesidades especiales de sofisticados inversionistas mundiales. El sólido respaldo de nuestra competencia tecnológica, combinada con un profundo conocimiento de los mercados mundiales y la habilidad de integrar servicios a lo largo del proceso de inversiones, nos permiten brindar soluciones de inversiones innovadoras que contribuyen al éxito de nuestros clientes en estos tiempos tan complejos.

State Street cuenta con recursos líderes en el mundo para la prestación de servicios de inversiones, administración, investigación y análisis de inversiones así como operaciones de comercialización. Todas estas soluciones se integran para brindar a nuestros clientes soluciones que incrementan la productividad y el rendimiento. Nuestros clientes nos consideran sus socios leales pues confían en nuestra habilidad para ayudarles a cumplir con sus objetivos de inversión hoy... y en nuestro compromiso para ayudarles a prepararse en los desafíos futuros.

美国道富 是环球金融服务界的领导者，致力于为全球不同的投资机构提供专业的金融服务。凭着领先的科技实力，和对全球金融市场的洞悉，我们将服务融会于整个投资过程，为客户提供具有创意的投资方案，从而帮助客户在复杂的市场风云中稳操胜券。

美国道富 在投资服务、投资管理、投资研究和交易服务等领域，一直居于业界的领先地位。我们将这些优势融会贯通，以完美的投资方案确保客户提高竞争力和投资回报。我们不仅协助客户实现其当前的投资目标 ... 还致力于协助客户迎接未来的挑战。因此，客户对我们的能力一贯充满信心，并将我们视为值得信赖的合作伙伴。

State Street ist ein weltweit führender Finanzdienstleister, der die speziellen Bedürfnisse anspruchsvoller internationaler Investoren bedient. Dank modernster Technologie, fundierter Kenntnis globaler Märkte und der Stärke, Dienstleistungen während des gesamten Investmentprozesses zu integrieren, können wir unseren Kunden auch in schwierigen Zeiten helfen, mit innovativen Investmentlösungen hervorragende Ergebnisse zu erzielen.

Als führender Anbieter von Dienstleistungen im Bereich Anlagebetreuung, Investment-Management, Research und Analyse, sowie Unterstützung im Wertpapierhandel, entwickelt State Street Lösungskonzepte, die unseren Kunden Produktivitäts- und Leistungssteigerung sichern. Unsere Kunden wählen uns zu ihrem Partner des Vertrauens, weil sie davon überzeugt sind, dass wir sie mit unserem Fachwissen und unserer Kompetenz bei ihren Bemühungen, heute ihre Investmentziele zu erreichen, unterstützen und sie auch in Zukunft mit bewährtem Engagement hierbei begleiten.

ステート・ストリートは、高度なサービスを求めるグローバル投資家の独特のニーズにお応えする、資産運用・管理サービス分野における世界屈指のリーダーです。最先端のテクノロジーとグローバル市場で培ったノウハウ、そして投資プロセスの全過程を網羅した総合的なサービスにより、複雑化する投資環境下においてもお客様を成功に導くソリューションを提供いたします。

世界最高水準のステート・ストリートのサービス機能は、資産管理、資産運用、インベストメント・リサーチとアナリティクス、トレーディング・サービスに大別されます。これらのサービスを統合したソリューションを提供することにより、お客様の生産性とパフォーマンスを改善いたします。私たちは、お客様が掲げる今日の投資目標の達成に貢献すると同時に、将来的な課題に備えるためのソリューションの開発に尽力することで、信頼できる真のパートナーという評価をいただいております。

State Street est un leader mondial en matière de services financiers, répondant aux besoins spécifiques des investisseurs internationaux les plus exigeants. Fort de notre compétence technologique, de notre compréhension approfondie des marchés mondiaux et de notre capacité à offrir des services intégrés, tout au long du processus d'investissement, nous proposons des solutions d'investissement innovantes qui contribuent à assurer le succès de nos clients dans les temps difficiles.

State Street offre des compétences de tout premier plan en matière de services d'administration de titres, de gestion de portefeuille, de recherche et d'analyse financière, et de transactions boursières. L'intégration de ces services nous permet de fournir à nos clients des solutions qui accroissent leur productivité et leur performance. Nos clients nous considèrent comme un partenaire fiable : ils ont confiance en notre capacité à les aider à atteindre leurs objectifs actuels et comptent sur notre engagement pour se préparer aux défis de l'avenir...

State Street is a world leader in financial services, serving the specialized needs of sophisticated global investors. Powered by our technological competence, deep understanding of global markets, and the ability to integrate services throughout the investment process, we provide innovative investment solutions that help our clients succeed in complex times.

State Street has world-leading capabilities in investment servicing, investment management, research and analytics, and trading services. We integrate these offerings to provide solutions that increase our clients' productivity and performance. Our clients think of us as a trusted partner because they have confidence in our ability to help them meet their investment goals today ... and in our commitment to helping them prepare for future challenges.

highlights

OF OUR 210TH YEAR

FINANCIAL RESULTS

(Dollars in millions, except per share data)	2002	2001	Change
Total Revenue	$ 4,396	$ 3,827	15%
Net Income	1,015	628	61
Earnings Per Share:			
Basic	3.14	1.94	62
Diluted	3.10	1.90	63
Cash Dividends Declared Per Share	.48	.405	19
Return on Equity	24.1%	17.3%	

We prepare the Consolidated Statement of Income in accordance with accounting principles generally accepted in the United States (GAAP). That presentation includes significant, non-recurring, non-operating special items and reports goodwill amortization expense in accordance with accounting practice applicable for those periods presented. In order to provide information on a comparable basis from period to period and assist stockholders, analysts, other external parties and management in analyzing the financial results and trends for ongoing businesses and operations, we also present supplemental financial results information on an "operating results" basis. Supplemental operating results are based on GAAP results adjusted for: the results of certain significant transactions not representative of ongoing operations; fully taxable equivalent adjustments that increase net interest revenue to reflect investment yield on tax-free investments on an equivalent basis with taxable investments and the exclusion of goodwill amortization expense from operating expenses in 2001 to be consistent with GAAP accounting required beginning in 2002.

SUPPLEMENTAL FINANCIAL OPERATING RESULTS

(Dollars in millions, except per share data; taxable equivalent)	2002	2001	Change
Total Revenue	$ 3,962	$ 3,944	
Net Income	719	687	5%
Diluted Earnings Per Share	2.20	2.08	6
Return on Equity	17.1%	18.9%	

'93 .57 — '00 1.85 — '01 2.08 — '02 2.20

DILUTED EARNINGS PER SHARE – OPERATING RESULTS

'93 1,212 — '00 3,642 — '01 3,944 — '02 3,962

TOTAL REVENUE – OPERATING RESULTS (Dollars in millions)

focus

LETTER TO OUR STOCKHOLDERS

The year 2002 was an unusually challenging time for investors – with difficult conditions in nearly every investment category around the world. Global political tensions weakened economies and financial markets, and a regular stream of news about corporate governance scandals seriously undermined investor confidence. Equity values, as measured by the S&P 500, fell to their lowest level in at least five years. Cross-border investing slowed down significantly, despite a brief pick-up in the second quarter. And interest rates were significantly lower than in the previous year.

2002 FINANCIAL RESULTS

Against these strong headwinds, I'm happy to say that State Street was able to achieve positive financial results – exceeding our primary goal of sustainable real growth in earnings per share.

Operating earnings per share, driven by new business from existing and new clients, increased 6% in 2002. And we were successful in managing our operating costs, decreasing expenses by 1%.

We continue to differentiate ourselves by stating a goal for revenue growth. Our goal is to achieve 12.5% real compound annual growth from 2000 through 2010, although we do not expect to achieve that rate every year in the ten-year period.

Our supporting goal for return on stockholders' equity is to achieve 18% annually. In 2002, due to slower revenue growth, we delivered operating ROE of 17.1%.

Cash dividends declared in 2002 increased 19% from 2001.

2002 BUSINESS HIGHLIGHTS

State Street's strong financial results for the year are the outcome of two achievements: we increased our revenue by winning new business – with especially strong growth outside the United States – and we continued to keep tight control of our expenses.

On the expense side, we were aggressive in eliminating spending for things that didn't add enough value to our business proposition. We took a strategic approach to leveraging efficiencies in corporate purchasing and our day-to-day operations. We reduced staff in administrative and professional services areas. Overall, we reduced expenses 1% from 2001, after adjusting for goodwill.

In addition to keeping our focus with regard to profitability – while providing consistently excellent service to our clients – we took a number of steps aimed at positioning State Street for future growth.

The most noteworthy of these steps was our decision to purchase most of Deutsche Bank AG's global securities services business. This business, which will be substantially integrated by 2004, brings enormous benefits to State Street. It cements our standing as the global leader in investment servicing – positioning us at the center of Europe's high-growth investment services market and giving us new clients, employees and offices in the Asia-Pacific region. It brings us expanded Depotbank capabilities in Europe and the WM Company's performance measurement tools. And – not inconsequentially in this environment – it provides us with substantial economies of scale and scope.



Although our agreement with Deutsche Bank was the biggest news event for us in 2002, it was only one of many investments we made in State Street's future. Another important investment was the acquisition of International Fund Services (IFS), a leading global provider of services for alternative investment portfolios such as hedge funds. This acquisition broadened State Street's capabilities in serving the expanding requirements of sophisticated global investors.

We also began to develop services specifically geared to the needs of asset managers who serve private clients and managed accounts. These investment management firms are operating in a highly competitive marketplace – and therefore are looking for ways to differentiate themselves with new products and services. By outsourcing administrative functions to State Street, these asset managers are freed up to focus on their core competencies, confident that the services State Street provides to them will be both innovative and reliable.

Our ongoing process of fine-tuning our focus also involves making selective changes to our business mix. We completed the sale of our corporate trust business in 2002.

OUTLOOK FOR 2003

I think it's safe to predict that 2003 will be another tough year for our clients and for State Street. We are well positioned not only to weather this current storm but also to emerge from it even stronger. That's because we have built our business around the idea of "focus". We focus on serving the needs of a single group of clients: sophisticated global investors. Within this market segment, we focus on ensuring that we're the best provider and that we're flexible enough to take maximum advantage of developments that present our clients – and State Street – with opportunities for growth.

One long-term trend that continues to offer enormous potential for us is a mounting sense of urgency about retirement security, driven by increasing life expectancy in most parts of the world. As governments and employers develop new ways to help workers invest for their retirements, they are creating new, large pools of assets that must be managed and serviced. State Street is a world leader in managing and servicing retirement funds.

We are also in an excellent position to benefit from changing patterns in the way people save and invest. In this difficult environment, investors have become more risk averse – a trend that plays to the strengths of our investment management arm, State Street Global Advisors. We offer a broad range of risk-controlled investment management options, including enhanced indexing, which offers higher returns than passive investment schemes with only slightly more risk.



A third trend that benefits State Street is convergence in the financial services industry. The large, global companies that are emerging from mergers and acquisitions are looking for a trusted partner who can offer what they need – in any part of the world. Their needs coincide perfectly with our strengths: our rich experience in developing and implementing comprehensive solutions for our clients across the globe ... and our ability, using technology, to provide services that are truly scalable.

I believe that we will continue to win a disproportionate share of new business in 2003 – primarily because we're very clear about our corporate purpose: to make our clients successful. If our clients succeed, we will succeed too. Nothing is more important to us than continuing to earn the trust of our clients each and every day.

STRATEGIC PRIORITIES

Our attention is firmly fixed on a goal we established a long time ago: sustainable growth. "Sustainability" is a key idea here – and, for a company that is more than 210 years old, it has real meaning. We understand that true success comes not from a single stroke of brilliance but from the accumulated results of many sound, strategic decisions that are executed extremely well by talented professionals. Within this philosophical framework, we have five strategic priorities.

One of these priorities is to continue to provide our clients with the best investment solutions, and the best service, it is possible to give. We're limited in this endeavor only by the current boundaries of technology – and we're extending those limits every day.

A second priority is to continue to grow as a global company. The acquisition of Deutsche Bank's global securities services business dramatically expands our global presence. But this acquisition only accelerates growth that has been under way for more than a decade. Global growth opportunities for us include the development of new products, as well as physical expansion into new countries and markets. In the United Kingdom and Europe, we will focus on continuing to broaden the range of integrated solutions we offer our clients. In Asia, we will continue to specialize in serving the needs of governments and government agencies – something State Street does better than anyone else.

A third priority is to continue to improve our profit margins – an especially important objective in this challenging environment. We're concentrating on both sides of the equation: increasing our revenue and controlling our expenses. Our growing client base gives us advantages in this area, both in terms of opportunities to sell more services and in opportunities to leverage economies of scale.

A fourth priority is to foster continued innovation in serving the emerging needs of global investors by adapting traditional business models to changing conditions. While a great deal of our growth will continue to come from providing technology, transaction and information services for large investors, we see a new source of growth in providing a broader suite of services to the front office. We plan to launch new equity execution capabilities early in 2003. We will also continue to expand our investment management product line to include new strategies in the quantitative active category.

A final priority is to offer our employees ample opportunities for personal and professional growth. As our employees learn new skills, gain new experiences and perspectives and become more satisfied in their work, they'll be motivated to achieve great things for State Street – which, in turn, will create even better opportunities for them. This virtuous cycle has always been part of the State Street culture, and we have proven time and again that it works.

Executing on our strategic priorities will be a complex and challenging task. To maintain and deepen our leadership position, we must be successful in both finding the best opportunities to grow and in continuously shifting our resources to align them with these opportunities. We are more confident than ever that our core strategy – focusing on being the partner sophisticated global investors trust most to help them succeed – is a sound approach to long-term growth.

I want to thank my State Street colleagues around the world for your hard work and outstanding results in 2002. I also want to thank our stockholders for your continued support.

Sincerely,



David A. Spina
Chairman and Chief Executive Officer



from left to right:

Ronald E. Logue
President and Chief Operating Officer

John R. Towers
Vice Chairman

David A. Spina
Chairman and Chief Executive Officer






CONTINUING TO GROW

IN A CHALLENGING MARKET ENVIRONMENT, WHAT IS STATE STREET'S STRATEGY FOR CONTINUED GROWTH?

We have a very clear strategy for achieving long-term growth. It's built around the concept of focus. We're focused exclusively on sophisticated global investors. We believe this client segment offers superior opportunities for growth. It's also one we are uniquely equipped to serve. We're focused on providing everything sophisticated global investors need to invest successfully. Our aim is to offer integrated solutions that cover the entire investment cycle, from research and analytics to multi-asset class trade execution to fund accounting and administration. Our development efforts target products that offer our clients the strongest growth potential in today's market environment. We're also focused on strengthening our presence in high-growth geographic regions, such as Europe.

WHY FOCUS EXCLUSIVELY ON SERVICING SOPHISTICATED GLOBAL INVESTORS?

This client segment is extraordinarily attractive in terms of its size and rapid growth. Sophisticated global investors have a broad array of complex and specialized servicing requirements. Our clients' needs include investment servicing, such as custody, fund accounting, transfer agency services and settlement ... investment management strategies and advisory services, including portfolio construction, research, and analytics ... and a range of trading services, from multi-asset class trade execution to securities lending. A key differentiator for us is our ability to integrate or customize solutions to fit each client's specific requirements.

An important source of growth for State Street is an increasing preference on the part of sophisticated global investors to outsource their servicing requirements to an outside expert, rather than trying to handle it themselves. Global capital markets are becoming more complex with changes in investment regulations, advances in technology, and the development of global standards. This transition is creating a shift away from relatively fragmented local and regional financial markets toward a more consolidated, globally integrated market. The servicing implications of this change are tremendous. Never have sophisticated investors had more of a need for a trusted partner with global capabilities.

FROM STATE STREET'S PERSPECTIVE, HOW IS THE FINANCIAL SERVICES MARKETPLACE CHANGING?

We see three broad trends that will have a significant effect on our business. The first is a growing sense of urgency about retirement security. Longer life expectancies and the aging of the post-World War II generation will put tremendous pressure on retirement systems worldwide. Many developed nations are considering tax-advantaged ways to strengthen their existing pension systems and encourage retirement savings. These reforms will create growing pools of assets that need to be managed and serviced.

The second trend involves changes in savings and investment preferences. The prolonged decline in equity markets has forced investment managers to look at new ways to increase their revenues while controlling risk. This trend has resulted in many product innovations – including exchange traded funds and wrap accounts – that respond to investors' increased sensitivity to costs. Demand has also increased for risk-controlled strategies, including enhanced indexing, and non-traditional investments such as hedge funds. Our expertise in risk-controlled strategies and servicing for alternative investment products offers us an outstanding opportunity to support our clients as they expand their offerings in these areas.

The third trend is convergence in financial services. In recent years, many companies have merged with or acquired other companies whose skills and reach complement their own. These consolidations usually result in investment servicing operations in multiple countries, creating a level of complexity that is very difficult to administer. Many choose to outsource all or part of their servicing to a trusted provider like State Street. Our full range of integrated solutions and our extensive global experience give us an advantage in competing for their business.

WHERE ARE THE BEST OPPORTUNITIES FOR STATE STREET'S FUTURE GROWTH?

We grow our business in two ways: by winning new clients and by selling more services to our existing clients. In 2002, we won a great deal of new business, including relationships with Nuveen Investments, a U.S.-based asset manager, and UNICO Asset Management SA, a Luxembourg-based asset management company. We expect this momentum with regard to new business to continue. However, we believe enriching our relationships with existing clients by expanding the range of products and services we offer them is an even greater opportunity. Even when the market declines, we can grow by constantly innovating — looking for new ways to bring our clients the products and services they need.

Several areas hold particular promise. Trading services, particularly equity execution, offer strong growth potential. State Street's position as the leader in global investor servicing gives us unparalleled scale and volume, as well as rich resources in research and analytics. We deliver a full range of pre-trade services, as well as multi-asset class trade executions and post-trade functions. These services can be integrated for our clients on our state-of-the-art trading platform, Global Link. Our capabilities allow us to assist global asset managers in all phases of the investment decision-making process.

GENERAL ELECTRIC

In 1988, GE began to manage money for other companies, in addition to managing the assets of its own pension plan. GE wanted assistance with its back-office investment management operations. State Street responded with a technology integration plan and a complete analysis of GE's investment support operation. Today, State Street values over 400 portfolios for GE each day, provides daily performance measurement and analysis, reconciles with more than 20 custodians and provides GE with a single master book of records.

Forming strategic outsourcing partnerships with asset managers is another area that continues to offer opportunities for growth. We have the depth and breadth to provide asset managers with virtually any service they need. And we can customize our offerings to focus on servicing a single area in-depth ... a bundled series of functions ... or the whole gamut of services that are necessary to run the investment operations side of our clients' business. Our wide-reaching experience means we can run operations functions more efficiently and, most often, more cost-effectively than the asset managers could themselves.

In 2002, J. & W. Seligman & Co., a New-York-based investment manager, selected us as their outsourcing operations partner. We had formerly provided Seligman with fund accounting, fund administration, and custody services. Now we also handle trade support and settlement, portfolio record keeping, custodian communications for settlements, and systems network and applications support. Through this type of arrangement, partners like Seligman gain access to State Street's enterprise technologies, fully integrated solutions, and servicing efficiencies. In addition, they benefit from greater cost control and the ability to focus on their core competency of money management.

We are also strategically expanding the scope of our integrated suite of services by focusing on growing markets. In 2002, we expanded our range of services for investment managers who serve the high-net-worth market. This market totals about $26 billion in assets, with strong growth projected for the coming years. State Street's full range of services, from managed account servicing to account aggregation, allows wealth managers to expand their service offerings to high-net-worth clients, while also freeing them to focus on relationship development and money management. With our recent acquisition of International Fund Services, we also introduced a full line of services for alternative investments such as hedge funds. Hedge funds



currently have about $600 billion in assets under management with double-digit growth projected for the coming years. In these challenging times, we believe our risk-controlled investment strategies, particularly enhanced indexing, also offer outstanding opportunities for growth.

HOW WILL THE ACQUISITION OF DEUTSCHE BANK'S GLOBAL SECURITIES SERVICES FIT IN WITH STATE STREET'S STRATEGY?

The acquisition of a substantial part of Deutche Bank's Global Securities Services business supports our strategy to expand State Street's scope and scale as the premier partner serving the needs of sophisticated global investors, particularly in the growing European market. No other company will be able to match the range and quality of services we can offer globally. In Europe, where collective investments and pensions are growing at faster rates than in the United States, State Street is now a big, local player, with more than double the amount of assets we service. We believe the acquisition also offers a unique opportunity to generate long-term value for our clients, stockholders, and employees.

State Street has acquired most of Deutsche Bank's global securities services business, including the bank's global custody, fund administration services, Depotbank services, securities lending, performance measurement and benefit payment businesses worldwide, as well as domestic custody and securities clearing in the United States and the United Kingdom. Our ten-year contract to provide additional services to Deutsche Asset Management, the largest asset manager in continental Europe, also provides a significant revenue stream for State Street. These are all businesses we know well, which gives us confidence that the integration will proceed smoothly, yielding potentially significant benefits in terms of cost savings, economies of scale, expanded product capabilities, and cross selling opportunities.

WHAT DIFFERENTIATES STATE STREET FROM ITS COMPETITORS?

State Street has a competitive advantage in servicing the specialized needs of large, sophisticated global investors. None of our competitors has the ability to integrate products and services the way we do or the experience in doing it globally. No one else can match our scope and scale. Our size and industry commitment mean we can maintain the necessary investment in people, technology, and operations to grow and compete.

Our goal, however, is not to be the biggest financial services provider, but the best. We believe our success depends largely on our deep commitment and long-standing relationships with our clients. Our client focus helps us operate as a trusted partner, seamlessly integrating people and systems while also developing new products and strategies to help our clients build their businesses. Our modular offerings allow us to tailor outsourcing solutions to each client's unique requirements. Our clients tell us that because we focus exclusively on serving their specialized needs we understand their business requirements and challenges better than any of our competitors. We believe State Street is uniquely positioned with the breadth of services, global experience, technology, and vision to help our clients succeed in all market conditions.

AP2 – SWEDEN'S SECOND NATIONAL PENSION FUND

The Second Swedish National Pension Fund (AP2) is one of four buffer funds created as part of the May 2000 reorganization of Sweden's national pension system. Its aim is to ensure that pension assets are invested to generate a maximum long-term return at a minimum risk.

In June of 2002 – building on its existing relationship with State Street Global Advisors – AP2 appointed State Street to provide custody and fund accounting, in addition to investment management services.

State Street was chosen because of our global scale and expertise, and our ability to provide AP2 with a bundled suite of customized investment services. Because State Street is the world's leading provider of fund accounting services, we have the experience and technology to service the sophisticated needs of multi-national pension funds.

FINANCIAL SUMMARY

SELECTED FINANCIAL DATA

(Dollars in millions, except per share data)	2002	2001	2000	1999	1998
Years ended December 31,					
Fee revenue:					
Servicing fees	$ 1,716	$ 1,648	$ 1,447	$ 1,189	$ 1,043
Management fees	526	516	584	600	480
Foreign exchange trading	300	368	387	306	289
Brokerage fees	124	89	95	67	36
Processing fees and other	184	148	177	159	160
Total fee revenue	2,850	2,769	2,690	2,321	2,008
Net interest revenue:					
Interest revenue	1,974	2,855	3,256	2,437	2,237
Interest expense	995	1,830	2,362	1,656	1,492
Net interest revenue	979	1,025	894	781	745
Provision for loan losses	4	10	9	14	17
Net interest revenue after provision for loan losses	975	1,015	885	767	728
Gains (losses) on the sales of available-for-sale investment securities, net	76	43	2	(45)	10
Gain on the sale of corporate trust business, net of exit and other associated costs	495				
Gain on the sale of commercial banking business, net of exit and other associated costs				282	
Total revenue	4,396	3,827	3,577	3,325	2,746
Operating expenses	2,841	2,897	2,671	2,357	2,089
Income before income taxes	1,555	930	906	968	657
Income taxes	540	302	311	349	221
Net income	$ 1,015	$ 628	$ 595	$ 619	$ 436
Diluted earnings per share	$ 3.10	$ 1.90	$ 1.81	$ 1.89	$ 1.33
Cash dividends declared per share	.480	.405	.345	.300	.260
Return on equity	24.1%	17.3%	20.3%	25.0%	20.2%
As of December 31,					
Total assets	$ 85,794	$ 69,850	$ 69,298	$ 60,896	$ 47,082
Long-term debt	1,270	1,217	1,219	921	922
Stockholders' equity	4,787	3,845	3,262	2,652	2,311
Closing price per share of common stock	39.00	52.25	62.11	36.53	35.07
Number of employees	19,501	19,753	17,604	17,213	16,816

State Street prepares its financial information in accordance with accounting principles generally accepted in the United States (GAAP). This financial information includes significant, non-operating items and reports goodwill amortization expense in accordance with the accounting practices applicable for those periods presented.

In order to provide information on a comparable basis from period to period and to assist stockholders, analysts, other external parties and management in analyzing the financial results and trends of ongoing businesses and operations, State Street also presents supplemental financial information on an operating results basis. Such supplemental operating results information is based on GAAP results and adjusted for: the results of certain significant transactions; fully taxable equivalent adjustments that increase net interest revenue to reflect investment yield on tax-free investments on an equivalent basis with taxable investments; and the exclusion of goodwill amortization expense from operating expenses in 2001 and prior years, consistent with GAAP accounting required beginning in 2002. Those adjustments are summarized below. Please refer to our 2002 Financial Review for more financial information.

SUPPLEMENTAL FINANCIAL OPERATING RESULTS

(Dollars in millions)	2002	2001	2000	1999	1998
Years ended December 31,					
Net Income – GAAP results above	$ 1,015	$ 628	$ 595	$ 619	$ 436
After-tax adjustments to arrive at operating results:					
Deduct gain on sale of Commercial Banking business				(164)	
Add loss on portfolio repositioning				34	
Add loss on investment in Bridge Information Systems		33			
Deduct gain on the sale of Corporate Trust business	(296)				
Add goodwill amortization expense		26	11	10	8
Net Income – Operating Results	$ 719	$ 687	$ 606	$ 499	$ 444
Diluted earnings per share	$ 2.20	$ 2.08	$ 1.85	$ 1.52	$ 1.35

Summary of Operations

Financial Information

State Street prepares its financial information in accordance with accounting principles generally accepted in the United States (GAAP). This financial information includes significant non-operating items and reports goodwill amortization expense in accordance with the accounting practices applicable for those periods presented. These financial results are presented in the Consolidated Statement of Income and summarized on the Selected Financial Data schedule.

In order to provide information on a comparable basis from period to period and to assist stockholders, analysts, other external parties and management in analyzing the financial results and trends of its ongoing businesses and operations, supplemental financial results on an operating results basis are also presented. State Street believes that such non-GAAP financial information assists investors and others by providing them with financial information in a format that provides comparable financial trends of ongoing business activities. Those financial results are summarized as Supplemental Financial Operating Results.

Comparisons between periods are primarily made based on information in the Consolidated Statement of Income with additional comparisons made using supplemental financial data prepared on an operating basis where it would provide additional information to the reader.

Business Summary

State Street is focused on providing sophisticated investors with a complete, integrated range of products and services anywhere in the world. State Street continually evaluates its business mix, and has sharpened its focus by divesting those businesses considered to be non-strategic and acquiring businesses to support this focus. In the past five years, State Street has divested its commercial banking, its trade banking and its corporate trust businesses, while acquiring several investment management and investment servicing businesses, most recently, International Fund Services, a provider of services for alternative investment portfolios such as hedge funds, in 2002, and a substantial portion of Deutsche Bank's Global Securities Servicing business in 2003. While shaping its future, State Street delivered a twenty-five year record of growth in operating earnings per share.

State Street's employees are focused on client service and enhancing the total client relationship with State Street. As a result, State Street has a high rate of recurring and cross-selling revenues. While most of State Street's client services result in management or servicing fees, clients use a variety of other services that are recorded in foreign exchange, processing, or net interest revenue. Management remains focused on increasing total revenue.

While most of State Street's revenue derives from its substantial market share in U.S. pension plans and mutual fund servicing, it continues to invest in developing businesses. These include servicing collective funds in the United Kingdom and continental Europe, offering outsourcing of middle- and back-office services and wealth management services, developing services for alternative investments, providing analysis and data analytics to enhance foreign exchange and equity execution, and offering enhanced-index investment management strategies.

State Street's solid performance in 2002, despite a third consecutive year of declining values in equity markets worldwide and a somewhat flat interest rate environment, was due to winning business from new and existing clients, expanding its product offering, and closely managing its expenses.

Financial Summary

State Street's earnings per share were $3.10 in 2002, up $1.20 from $1.90 in 2001. The results for 2002 include a gain on the sale of State Street's corporate trust business of $495 million, equal to $296 million after tax, or $.90 of diluted earnings per share. The results for 2001 included the write-off of State Street's total investment in Bridge Information Systems, Inc. (Bridge) of $50 million, equal to $33 million after tax, or $.10 of diluted earnings per share, and by the effect of goodwill amortization expense of $38 million, equal to $26 million after tax, or $.08 of diluted earnings per share. Adjusting 2002 results to exclude the gain on the sale of the corporate trust business, resulting earnings per share would be $2.20. Adjusting 2001 results to exclude the write-off of Bridge and goodwill amortization expense, resulting earnings per share would be $2.08 for 2001.



3.10
1.89
1.52
1.81 1.85
1.90 2.08
2.20
1.33 1.35
EARNINGS PER SHARE (Dollars)
Earnings per share in accordance with GAAP
Earnings per share – Operating Results – See Supplemental Financial Operating Results in the Financial Review
'98
'99
'00
'01
'02

Net income was $1.0 billion, up $387 million from net income of $628 million in 2001. Of this increase, $355 million is attributable to non-operating items, including the net after-tax gain on the sale of State Street's corporate trust business in 2002, and the after-tax write-off of Bridge and after-tax goodwill amortization expense in 2001. Adjusting these results to reflect ongoing operations without such items, current year net income was up $32 million over 2001.

The Corporation's total revenue was $4.4 billion, an increase of $569 million from total revenue of $3.8 billion in 2001. Of this increase, $545 million is attributable to non-operating items, including the gain on the sale of the corporate trust business in 2002, and the write-off of Bridge in 2001. Adjusting these results to reflect ongoing operations without such items, 2002 total revenue increased $24 million from 2001.



4,396
3,962
3,577 3,642
3,827 3,944
3,325 3,140
2,746 2,786
TOTAL REVENUE (Dollars in millions)
Total revenue in accordance with GAAP
Total revenue – Operating Results – See Supplemental Financial Operating Results in the Financial Review
'98
'99
'00
'01
'02

The increase in total revenue of $24 million from ongoing operations was driven by growth in servicing and management fees, brokerage fees and gains on the sales of available-for-sale securities, largely offset by declines in foreign exchange trading fee revenue and net interest revenue.

Servicing fees for 2002 of $1.7 billion were up $68 million from 2001. New business from existing and new clients, including business gained through an acquisition in July 2002, drove growth in servicing fees, more than offsetting constraints imposed by the decline in comparable average equity market valuations and lower securities lending revenue. Assets under custody were $6.2 trillion, down $32 billion from a year ago, reflecting declines in equity market valuations, largely offset by the installation of new business.

Management fees of $526 million in 2002 were up $10 million from the prior year, reflecting continued sales success over the last twelve months, significantly offset by lower equity market valuations. Assets under management were $763 billion, down from $775 billion a year ago.

Foreign exchange trading revenue was $300 million, compared to $368 million a year ago, with the decrease reflecting a lower number of customer trades and lower currency volatility in the currencies in which State Street trades. Net interest revenue was $979 million, a decline of $46 million from 2001. Lower yields on assets, reflecting the continuing decline in interest rates, offset growth in the balance sheet and lower liability costs.

Brokerage fee revenue was $124 million in 2002, compared to $89 million a year ago, driven primarily by significantly higher equity trading volumes. Securities gains were $76 million, compared to $43 million a year ago reflecting opportunities created by continued declines in market yields on fixed-income securities.

State Street's earnings performance in 2002 was partly the result of success in reducing expenses. Operating expenses were $2.8 billion in 2002, down $56 million from 2001. Of this decrease, $38 million is attributable to goodwill amortization expense recorded in 2001, but no longer expensed in 2002 in accordance with generally accepted accounting principles. Adjusting for this accounting change, 2002 total expenses decreased $18 million. The decrease is primarily attributable to efforts by State Street to closely manage expenses, partially offset by the impact of acquisitions.

State Street's primary financial goal is to achieve sustainable, real growth in earnings per share. State Street measures this goal on an operating basis that excludes significant, non-operating items. On an operating basis, over the last five years, diluted operating earnings per share increased at a 14% nominal compound annual growth rate.

State Street has two supporting financial goals, one for total revenue on an operating basis and one for return on stockholders' equity on an operating basis. State Street's total revenue goal is 12.5% real compound annual growth from 2000 through 2010. State Street expects to meet its goal over the stated period. Operating return on stockholders' equity for 2002 was 17.1%. State Street's goal is 18% per year.

Report of Independent Auditors

The Stockholders and Board of Directors

State Street Corporation

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated statement of condition of State Street Corporation at December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002 (not presented separately herein) and in our report dated January 10, 2003, except for Note 25, as to which the date is January 31, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.


Ernst & Young LLP

Boston, Massachusetts
January 10, 2003,
except for Note 25, as to which the date is
January 31, 2003

Condensed Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(Dollars in millions, except per share data) Years ended December 31,	2002	2001	2000
Fee Revenue			
Servicing fees	$ 1,716	$ 1,648	$ 1,447
Management fees	526	516	584
Foreign exchange trading	300	368	387
Brokerage fees	124	89	95
Processing fees and other	184	148	177
Total Fee Revenue	2,850	2,769	2,690
Net Interest Revenue			
Interest revenue	1,974	2,855	3,256
Interest expense	995	1,830	2,362
Net interest revenue	979	1,025	894
Provision for loan losses	4	10	9
Net interest revenue after provision for loan losses	975	1,015	885
Gains on sales of available-for-sale investment securities	76	43	2
Gain on sale of corporate trust business, net of exit and other associated costs	495		
Total Revenue	4,396	3,827	3,577
Operating Expenses			
Salaries and employee benefits	1,670	1,663	1,524
Information systems and communications	373	365	305
Transaction processing services	246	247	268
Occupancy	246	229	201
Other	306	393	373
Total operating expenses	2,841	2,897	2,671
Income before income taxes	1,555	930	906
Income taxes	540	302	311
Net Income	$ 1,015	$ 628	$ 595
Earnings Per Share			
Basic	$ 3.14	$ 1.94	$ 1.85
Diluted	3.10	1.90	1.81
Average Shares Outstanding (in thousands)			
Basic	323,520	325,030	321,678
Diluted	327,477	330,492	328,088

Refer to State Street Corporation's 2002 Financial Review for a complete set of consolidated financial statements.

CONSOLIDATED STATEMENT OF CONDITION

(Dollars in millions) As of December 31,	2002	2001
Assets		
Cash and due from banks	$ 1,361	$ 1,651
Interest-bearing deposits with banks	28,143	20,317
Securities purchased under resale agreements and securities borrowed	17,215	16,680
Trading account assets	984	994
Investment securities (including securities pledged of $10,335 and $9,006)	28,071	20,781
Loans (less allowance of $61 and $58)	4,113	5,283
Premises and equipment	887	829
Accrued income receivable	823	880
Goodwill	462	470
Other intangible assets	127	142
Other assets	3,608	1,823
Total Assets	$ 85,794	$ 69,850
Liabilities		
Deposits:		
Noninterest-bearing	$ 7,279	$ 9,390
Interest-bearing – U.S.	9,005	2,753
Interest-bearing – Non-U.S.	29,184	26,416
Total deposits	45,468	38,559
Securities sold under repurchase agreements	21,963	19,006
Federal funds purchased	3,895	3,315
Other short-term borrowings	3,440	1,012
Accrued taxes and other expenses	1,967	1,582
Other liabilities	3,004	1,314
Long-term debt	1,270	1,217
Total Liabilities	$ 81,007	$ 66,005
Stockholders' Equity		
Preferred stock, no par: authorized 3,500,000; issued none		
Common stock, $1 par: authorized 500,000,000; issued 329,992,000 and 329,999,000	330	330
Surplus	104	110
Retained earnings	4,472	3,612
Accumulated other comprehensive income	106	70
Treasury stock, at cost (5,065,000 and 6,329,000 shares)	(225)	(277)
Total Stockholders' Equity	4,787	3,845
Total Liabilities and Stockholders' Equity	$ 85,794	$ 69,850

Refer to State Street Corporation's 2002 Financial Review for a complete set of consolidated financial statements.

Board of Directors


1


6


11


16

1. DAVID A. SPINA
Chairman and Chief Executive Officer

2. TENLEY E. ALBRIGHT, M.D.[1]
Chairman, Western Resources, Inc. real estate assets holding company

3. I. MACALLISTER BOOTH[1][2]
Retired Chairman, President and Chief Executive Officer, Polaroid Corporation

4. TRUMAN S. CASNER
Of Counsel, Ropes & Gray, attorneys

5. NADER F. DAREHSHORI[2]
Retired Chairman, President and Chief Executive Officer, Houghton Mifflin Company, publisher

6. ARTHUR L. GOLDSTEIN[3]
Chairman and Chief Executive Officer, Ionics, Incorporated, water treatment

7. DAVID P. GRUBER[1]
Retired Chairman and Chief Executive Officer, Wyman-Gordon Company

8. LINDA A. HILL[2]
Wallace Brett Donham Professor of Business Administration, Harvard Business School

9. CHARLES R. LAMANTIA[1]
Retired Chairman and Chief Executive Officer, Arthur D. Little, Inc.

10. RONALD E. LOGUE
President and Chief Operating Officer

11. DENNIS J. PICARD[3]
Chairman Emeritus, Raytheon Company

12. ALFRED POE[3]
Private Investor

13. RICHARD P. SERGEL[2]
President and Chief Executive Officer, National Grid USA, electric and gas utility

14. RONALD L. SKATES
Private Investor

15. GREGORY L. SUMME[2]
Chairman, President, and Chief Executive Officer, PerkinElmer, Inc., technology products and systems

16. DIANA CHAPMAN WALSH[3]
President, Wellesley College

17. ROBERT E. WEISSMAN[2]
Chairman, Shelburne Investments

(1) Member of the Examining and Audit Committee
(2) Member of the Executive Compensation Committee
(3) Member of the Nominating Committee


2

3

4

5

7

8

9

10

12

13

14

15

17

CORPORATE LEADERSHIP

DAVID A. SPINA*
Chairman and Chief Executive Officer

RONALD E. LOGUE*
President and Chief Operating Officer

JOHN R. TOWERS*
Vice Chairman

JOSEPH C. ANTONELLIS
Executive Vice President and Chief Information Officer

MAUREEN S. BATEMAN*
Executive Vice President and General Counsel

NICHOLAS J. BONN
Executive Vice President

DREW J. BREAKSPEAR
Executive Vice President and General Auditor

ALAN J. BROWN
Executive Vice President, Vice Chairman, State Street Global Advisors

THOMAS F. CATALDO
Executive Vice President

TIMOTHY J. CAVERLY
Executive Vice President

JOSEPH W. CHOW
Executive Vice President

KATHLEEN C. CUOCOLO
Executive Vice President

LUIS J. DE OCEJO
Executive Vice President

GARY E. ENOS
Executive Vice President

MARY M. FENOGLIO
Executive Vice President

STEFAN M. GAVELL*
Executive Vice President and Treasurer

ALAN D. GREENE
Executive Vice President

TIMOTHY B. HARBERT*
Executive Vice President, Chairman and Chief Executive Officer, State Street Global Advisors

DARLA M. HASTINGS
Executive Vice President

JOSEPH L. HOOLEY
Executive Vice President

WILLIAM W. HUNT
Executive Vice President

THOMAS J. McCROSSAN
Executive Vice President

EDWARD J. O'BRIEN
Executive Vice President

JAMES S. PHALEN
Executive Vice President

EDWARD J. RESCH*
Executive Vice President and Chief Financial Officer

GEORGE A. RUSSELL, JR.
Executive Vice President

JOHN R. SERHANT
Executive Vice President, Vice Chairman, State Street Global Advisors

STANLEY W. SHELTON
Executive Vice President

JOHN R. SNOW
Executive Vice President, Vice Chairman, State Street Global Advisors

MARK J. SNYDER
Executive Vice President

ANNE P. TANGEN
Executive Vice President

ROBERT R. TARTER
Executive Vice President

K.K. TSE
Executive Vice President

RALPH F. VITALE
Executive Vice President

MICHAEL L. WILLIAMS
Executive Vice President

ROBERT R. WILLIAMS
Executive Vice President

* Designated as executive officers for SEC and IRS purposes

corporate
INFORMATION

CORPORATE HEADQUARTERS

State Street Corporation
225 Franklin Street
Boston, Massachusetts 02110-2804

Website: www.statestreet.com

General inquiries: +1 617 786 3000

ANNUAL MEETING

Wednesday, April 16, 2003, 10:00 a.m. at Corporate Headquarters

TRANSFER AGENT

Registered stockholders wishing to change name or address information on their shares, transfer ownership of stock, deposit certificates, report lost certificates, consolidate accounts, authorize direct deposit of dividends, or receive information on State Street's dividend reinvestment plan should contact:

EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
800 426 5523
Website: www.equiserve.com

COMMON STOCK LISTING

State Street's common stock is listed on the New York Stock Exchange, ticker symbol: STT, and on the Boston and Pacific Stock Exchanges.

STOCKHOLDER INFORMATION

For timely information about corporate financial results and other matters of interest to stockholders, and to request copies of our news releases and financial reports by fax or mail, please visit our website at:

www.statestreet.com/stockholder

or call 877 639 7788 toll-free in the United States and Canada, or +1 202 266 3340 from other countries. These services are available 24 hours a day, seven days a week.

For copies of State Street's Form 10-K, Form 10-Q, quarterly financial releases, or additional copies of this annual report, please visit State Street's website, call State Street's stockholder services telephone line described above, or write to Investor Relations at Corporate Headquarters.

Investors and analysts interested in additional financial information may contact State Street's Investor Relations department at Corporate Headquarters, telephone +1 617 664 3477.

worldwide

LOCATIONS

State Street's clients are among the most sophisticated investors in the world – and their growth strategies are among the most complex. Through our offices in over 20 countries and a global network covering over 100 mature and emerging geographic markets, we can help them capitalize on investment opportunities wherever they arise.

AUSTRALIA
Sydney

BELGIUM
Brussels

CANADA
Montreal, Toronto, Vancouver

CAYMAN ISLANDS
George Town

CHILE
Santiago

FRANCE
Paris

GERMANY
Frankfurt, Munich

IRELAND
Dublin

JAPAN
Tokyo

LUXEMBOURG
Luxembourg

NETHERLANDS
Amsterdam

NETHERLANDS ANTILLES
Willemstad–Curaçao

NEW ZEALAND
Wellington

PEOPLE'S REPUBLIC OF CHINA
Hong Kong

SINGAPORE
Singapore

SOUTH KOREA
Seoul

SWITZERLAND
Zurich

TAIWAN
Taipei

UNITED ARAB EMIRATES
Dubai

UNITED KINGDOM
Basingstoke, Edinburgh, Guernsey, Jersey, London, Windsor

UNITED STATES

California
Alameda, Los Angeles, Newport Beach, Sacramento, San Diego, San Francisco

Connecticut
Hartford

Georgia
Atlanta

Illinois
Chicago

Indiana
Indianapolis

Iowa
Des Moines

Massachusetts
Boston, Milton, Norwood, Osterville, Quincy, Westborough, Westwood

Minnesota
Minneapolis

Missouri
Kansas City

New Hampshire
Manchester, North Hampton

New Jersey
Princeton

New York
New York, White Plains

North Carolina
Winston-Salem



For more information

State Street Corporation
225 Franklin Street
Boston, Massachusetts 02110
+1 617 786 3000

www.statestreet.com


STATE STREET

For Everything You Invest In℠

SSBCM-AR-03

2002 FINANCIAL REVIEW





STATE STREET

For Everything You Invest In

2002 FINANCIAL REVIEW

Selected Financial Data

(Dollars in millions, except per share data)	**2002**	2001	2000	1999	1998
Years ended December 31,					
Fee revenue:					
Servicing fees	**$ 1,716**	$ 1,648	$ 1,447	$ 1,189	$ 1,043
Management fees	**526**	516	584	600	480
Foreign exchange trading	**300**	368	387	306	289
Brokerage fees	**124**	89	95	67	36
Processing fees and other	**184**	148	177	159	160
Total fee revenue	**2,850**	2,769	2,690	2,321	2,008
Net interest revenue:					
Interest revenue	**1,974**	2,855	3,256	2,437	2,237
Interest expense	**995**	1,830	2,362	1,656	1,492
Net interest revenue	**979**	1,025	894	781	745
Provision for loan losses	**4**	10	9	14	17
Net interest revenue after provision for loan losses	**975**	1,015	885	767	728
Gains (losses) on the sales of available-for-sale investment securities, net	**76**	43	2	(45)	10
Gain on the sale of corporate trust business, net of exit and other associated costs	**495**				
Gain on the sale of commercial banking business, net of exit and other associated costs				282	
Total revenue	**4,396**	3,827	3,577	3,325	2,746
Operating expenses:					
Salaries and employee benefits	**1,670**	1,663	1,524	1,313	1,175
Information systems and communications	**373**	365	305	287	241
Transaction processing services	**246**	247	268	237	196
Occupancy	**246**	229	201	188	164
Other	**306**	393	373	332	313
Operating expenses	**2,841**	2,897	2,671	2,357	2,089
Income before income taxes	**1,555**	930	906	968	657
Income taxes	**540**	302	311	349	221
Net Income	**$ 1,015**	$ 628	$ 595	$ 619	$ 436
Earnings per share:					
Basic	**$ 3.14**	$ 1.94	$ 1.85	$ 1.93	$ 1.35
Diluted	**3.10**	1.90	1.81	1.89	1.33
Cash dividends declared per share	**.480**	.405	.345	.300	.260
Return on equity	**24.1%**	17.3%	20.3%	25.0%	20.2%
As of December 31,					
Total Assets	**$85,794**	$69,850	$69,298	$60,896	$47,082
Long-term debt	**1,270**	1,217	1,219	921	922
Stockholders' equity	**4,787**	3,845	3,262	2,652	2,311
Closing price per share of common stock	**39.00**	52.25	62.11	36.53	35.07
Number of employees	**19,501**	19,753	17,604	17,213	16,816

Supplemental Financial Operating Results

State Street prepares its financial information in accordance with accounting principles generally accepted in the United States (GAAP). This financial information includes significant, non-operating items and reports goodwill amortization expense in accordance with the accounting practices applicable for those periods presented. These results are presented in the Consolidated Statement of Income and summarized on the Selected Financial Data schedule.

In order to provide information on a comparable basis from period to period and to assist stockholders, analysts, other external parties and management in analyzing the financial results and trends of ongoing businesses and operations, State Street also presents supplemental financial information on an operating results basis. State Street believes that such non-GAAP financial information assists investors and others by providing them with financial information in a format that provides comparable financial trends of ongoing business activities. Such supplemental financial operating results information is based on GAAP results and adjusted for: the results of certain significant transactions; fully taxable equivalent adjustments that increase net interest revenue to reflect investment yield on tax-free investments on an equivalent basis with taxable investments; and the exclusion of goodwill amortization expense from operating expenses in 2001 and prior years, consistent with GAAP accounting required beginning in 2002. Those financial results are summarized below.

(Dollars in millions, except per share data)	**2002[2]**	2001[3]	2000	1999[4]	1998
Years ended December 31,					
Fee revenue:					
Servicing fees	**$1,716**	$1,648	$1,447	$1,189	$1,043
Management fees	**526**	516	584	600	480
Foreign exchange trading	**300**	368	387	306	289
Brokerage fees	**124**	89	95	67	36
Processing fees and other	**184**	198	177	159	160
Total fee revenue	**2,850**	2,819	2,690	2,321	2,008
Net interest revenue:					
Net interest revenue	**979**	1,025	894	781	745
Taxable-equivalent adjustment[1]	**61**	67	65	40	40
Net interest revenue – taxable equivalent	**1,040**	1,092	959	821	785
Provision for loan losses	**4**	10	9	14	17
Net interest revenue after provision for loan losses	**1,036**	1,082	950	807	768
Gains on the sales of available-for-sale investment securities, net	**76**	43	2	12	10
Total revenue	**3,962**	3,944	3,642	3,140	2,786
Operating expenses[5]	**2,841**	2,859	2,654	2,342	2,077
Income before income taxes	**1,121**	1,085	988	798	709
Income taxes	**341**	331	317	259	225
Taxable-equivalent adjustment[1]	**61**	67	65	40	40
Net Income	**$ 719**	$ 687	$ 606	$ 499	$ 444
Earnings per Share:					
Basic	**$ 2.22**	$ 2.11	$ 1.89	$ 1.55	$ 1.38
Diluted	**2.20**	2.08	1.85	1.52	1.35

The following non-GAAP adjustments applicable to the periods presented are necessary to reconcile the consolidated statement of income prepared in accordance with GAAP to the Selected Financial Operating Results presented in the table above:

(1) Operating Results for all years presented include a fully taxable-equivalent adjustment. This is a method of presentation in which interest income on tax-exempt securities is adjusted to present the earnings performance on a basis equivalent to interest earned on fully-taxable securities with a corresponding charge to income tax expense. The adjustment is computed using a federal income tax rate of 35%, adjusted for applicable state income taxes, net of the related federal tax benefit.

(2) Operating Results for 2002 exclude the gain on the sale of the corporate trust business. This gain was $495 million after deductions for exit and other associated costs of $155 million. The after-tax gain was $296 million, or $.90 in diluted earnings per share. This transaction was recorded in December 2002.

(3) Operating Results for 2001 exclude the write-off of our total investment in Bridge Information Systems, Inc. of $50 million. The after-tax loss was $33 million, or $.10 in diluted earnings per share. This write-off was recorded in March 2001.

(4) Operating Results for 1999 exclude the gain on the sale of the commercial banking business and a one-time charge on sales of securities related to the repositioning of the investment portfolio. This gain was $282 million after deductions for exit and other associated costs of $68 million. The one-time charge for the portfolio repositioning was $57 million. The after-tax net gain of these combined items was $130 million or $.40 in diluted earnings per share. These transactions were recorded in October and December 1999.

(5) Operating Results for each of the four years ended December 31, 2001 exclude goodwill amortization expense, as follows: 2001 – expense of $38 million, equal to $26 million, or $.08 per diluted share after tax; 2000 – expense of $17 million, equal to $11 million, or $.04 per diluted share after tax; 1999 – expense of $15 million, equal to $10 million, or $.03 per diluted share after tax; and 1998 – expense of $12 million, equal to $8 million, or $.03 per diluted share after tax.

Those adjustments are summarized below:

(Dollars in millions)	2002	2001	2000	1999	1998
Years ended December 31,					
Net income – GAAP results	**$1,015**	$628	$595	$ 619	$436
After-tax adjustments to arrive at operating results:					
Deduct gain on sale of Commercial Banking business				(164)	
Add loss on portfolio repositioning				34	
Add loss on investment in Bridge Information Systems		33			
Deduct gain on the sale of Corporate Trust business	**(296)**				
Add goodwill amortization expense		26	11	10	8
Net income – Operating Results	**$ 719**	$687	$606	$ 499	$444

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Summary

Financial Information

State Street prepares its financial information in accordance with accounting principles generally accepted in the United States (GAAP). This financial information includes significant non-operating items and reports goodwill amortization expense in accordance with the accounting practices applicable for those periods presented. These financial results are presented in the Consolidated Statement of Income and summarized on the Selected Financial Data schedule.

In order to provide information on a comparable basis from period to period and to assist stockholders, analysts, other external parties and management in analyzing the financial results and trends of its ongoing businesses and operations, supplemental financial results on an operating results basis are also presented. State Street believes that such non-GAAP financial information assists investors and others by providing them with financial information in a format that provides comparable financial trends of ongoing business activities. Those financial results are summarized as Supplemental Financial Operating Results in this 2002 Annual Report.

Comparisons between periods are primarily made based on information in the Consolidated Statement of Income with additional comparisons made using supplemental financial data prepared on an operating basis where it would provide additional information to the reader.

Business Summary

State Street is focused on providing sophisticated investors with a complete, integrated range of products and services anywhere in the world. State Street continually evaluates its business mix, and has sharpened its focus by divesting those businesses considered to be non-strategic and acquiring businesses to support this focus. In the past five years, State Street has divested its commercial banking, its trade banking and its corporate trust businesses, while acquiring several investment management and investment servicing businesses, most recently, International Fund Services, a provider of services for alternative investment portfolios such as hedge funds, in 2002, and a substantial portion of Deutsche Bank's Global Securities Servicing business in 2003. While shaping its future, State Street delivered a twenty-five year record of growth in operating earnings per share.

State Street's employees are focused on client service and enhancing the total client relationship with State Street. As a result, State Street has a high rate of recurring and cross-selling revenues. While most of State Street's client services result in management or servicing fees, clients use a variety of other services that are recorded in foreign exchange, processing, or net interest revenue. Management remains focused on increasing total revenue.

While most of State Street's revenue derives from its substantial market share in U.S. pension plans and mutual fund servicing, it continues to invest in developing businesses. These include servicing collective funds in the United Kingdom and continental Europe, offering outsourcing of middle- and back-office services and wealth management services, developing services for alternative investments, providing analysis and data analytics to enhance foreign exchange and equity execution, and offering enhanced-index investment management strategies.

State Street's solid performance in 2002, despite a third consecutive year of declining values in equity markets worldwide and a somewhat flat interest rate environment, was due to winning business from new and existing clients, expanding its product offering, and closely managing its expenses.

Financial Summary

State Street's earnings per share were $3.10 in 2002, up $1.20 from $1.90 in 2001. The results for 2002 include a gain on the sale of State Street's corporate trust business of $495 million, equal to $296 million after tax, or $.90 of diluted earnings per share. The results for 2001 included the write-off of State Street's total investment in Bridge Information Systems, Inc. (Bridge) of $50 million, equal to $33 million after tax, or $.10 of diluted earnings per share, and by the effect of goodwill amortization expense of $38 million, equal to $26 million after tax, or $.08 of diluted earnings per share. Adjusting 2002 results to exclude the gain on the sale of the corporate trust business, resulting earnings per share would be $2.20. Adjusting 2001 results to exclude the write-off of Bridge and goodwill amortization expense, resulting earnings per share would be $2.08 for 2001.



3.10
2.20
1.89
1.52
1.81 1.85
1.90 2.08
1.33 1.35
EARNINGS PER SHARE (Dollars)
Earnings per share in accordance with GAAP
Earnings per share – Operating Results –
See Supplemental Financial Operating Results
'98
'99
'00
'01
'02

Net income was $1.0 billion, up $387 million from net income of $628 million in 2001. Of this increase, $355 million is attributable to non-operating items, including the net after-tax gain on the sale of State Street's corporate trust business in 2002, and the after-tax write-off of Bridge and after-tax goodwill amortization expense in 2001. Adjusting these results to reflect ongoing operations without such items, current year net income was up $32 million over 2001.

The Corporation's total revenue was $4.4 billion, an increase of $569 million from total revenue of $3.8 billion in 2001. Of this increase, $545 million is attributable to non-operating items, including the gain on the sale of the corporate trust business in 2002, and the write-off of Bridge in 2001. Adjusting these results to reflect ongoing operations without such items, 2002 total revenue increased $24 million from 2001.



4,396
3,962
3,827 3,944
3,577 3,642
3,325 3,140
2,746 2,786
TOTAL REVENUE (Dollars in millions)
Total revenue in accordance with GAAP
Total revenue – Operating Results –
See Supplemental Financial Operating Results
'98
'99
'00
'01
'02

The increase in total revenue of $24 million from ongoing operations was driven by growth in servicing and management fees, brokerage fees and gains on the sales of available-for-sale securities, largely offset by declines in foreign exchange trading fee revenue and net interest revenue.

Servicing fees for 2002 of $1.7 billion were up $68 million from 2001. New business from existing and new clients, including business gained through an acquisition in July 2002, drove growth in servicing fees, more than offsetting constraints imposed by the decline in comparable average equity market valuations and lower securities lending revenue. Assets under custody were $6.2 trillion, down $32 billion from a year ago, reflecting declines in equity market valuations, largely offset by the installation of new business.

Management fees of $526 million in 2002 were up $10 million from the prior year, reflecting continued sales success over the last twelve months, significantly offset by lower equity market valuations. Assets under management were $763 billion, down from $775 billion a year ago.

Foreign exchange trading revenue was $300 million, compared to $368 million a year ago, with the decrease reflecting a lower number of customer trades and lower currency volatility in the currencies in which State Street trades. Net interest revenue was $979 million, a decline of $46 million from 2001. Lower yields on assets, reflecting the continuing decline in interest rates, offset growth in the balance sheet and lower liability costs.

Brokerage fee revenue was $124 million in 2002, compared to $89 million a year ago, driven primarily by significantly higher equity trading volumes. Securities gains were $76 million, compared to $43 million a year ago reflecting opportunities created by continued declines in market yields on fixed-income securities.

State Street's earnings performance in 2002 was partly the result of success in reducing expenses. Operating expenses were $2.8 billion in 2002, down $56 million from 2001. Of this decrease, $38 million is attributable to goodwill amortization expense recorded in 2001, but no longer expensed in 2002 in accordance with generally accepted accounting principles. Adjusting for this accounting change, 2002 total expenses decreased $18 million. The decrease is primarily attributable to efforts by State Street to closely manage expenses, partially offset by the impact of acquisitions.

State Street's primary financial goal is to achieve sustainable, real growth in earnings per share. State Street measures this goal on an operating basis that excludes significant, non-operating items. On an operating basis, over the last five years, diluted operating earnings per share increased at a 14% nominal compound annual growth rate.

State Street has two supporting financial goals, one for total revenue on an operating basis and one for return on stockholders' equity on an operating basis. State Street's total revenue goal is 12.5% real compound annual growth from 2000 through 2010. State Street expects to meet its goal over the stated period. Operating return on stockholders' equity for 2002 was 17.1%. State Street's goal is 18% per year.

Revenue

State Street is one of the world's leading specialists in servicing mutual funds, collective funds and pension plans. The Corporation provides investment management and industry-leading technology and information services to support financial strategies and transactions for sophisticated global investors. State Street has integrated its products and services to meet client needs throughout every phase of the investment cycle. This integration positions State Street to grow with its clients by providing additional products and services globally as client requirements expand. State Street's focus on total client relationships results in high client retention, cross-selling opportunities and recurring revenue.

In addition to revenue directly related to client transaction activity, State Street benefits from its ability to earn additional revenue from the transaction flows of clients. This occurs through the management of cash positions, including deposit balances and other short-term investment activities, using State Street's balance sheet capacity. Significant foreign currency transaction volumes generate foreign exchange trading revenue as well.

Fee Revenue

Total fee revenue was $2.9 billion in 2002, compared to $2.8 billion in 2001, an increase of $81 million. Of this increase, $50 million is attributable to the write-off of State Street's total investment in Bridge recorded in 2001. The remaining increase of $31 million is primarily attributable to growth in servicing and brokerage fees, partially offset by a decline in foreign exchange trading revenue.

Servicing and management fees are the largest components of fee revenue. Combined, they comprise 79% of State Street's total fee revenue. Collectively, servicing and management fees increased 4% over 2001, compared to a 6% increase for 2001 over 2000. Servicing and management fees are a function of several factors, including the mix and volume of assets under custody and assets under management, securities positions held, and volume of portfolio transactions, as well as types of products and services used by clients. Servicing and management fees are affected by changes in worldwide equity and fixed income valuations. In general, servicing fees are affected by changes in daily average valuations of assets under custody, and management fees are affected by changes in month-end valuations of assets under management. Management fee revenue is significantly more sensitive to market valuations than servicing fee revenue. State Street estimates, based on a recent study, that a 10% increase or decrease in worldwide equity values would cause a corresponding change in State Street's total revenue of approximately 2%. If fixed income security values were to increase or decrease by 10%, State Street would anticipate a corresponding change of approximately 1% in its total revenue.

The following table provides selected equity market indices, which demonstrate worldwide equity market valuation changes in 2002:

	Daily Averages of Indices			Average of Month-End Indices		
Index	**2002**	2001	Change	**2002**	2001	Change
S&P 500®	**993.9**	1194.2	(17)%	**988.6**	1185.8	(17)%
NASDAQ®	**1541.4**	2036.7	(24)	**1519.8**	2004.6	(24)
MSCI® EAFE	**1052.8**	1261.5	(17)	**1050.2**	1253.0	(16)

[The index names mentioned in this report are service marks of their respective owners.]

Securities lending revenue is reflected in both servicing fees and management fees. Securities lending revenue in 2002 decreased approximately 15% from 2001, compared to an increase of approximately 40% from 2000 to 2001. Securities lending revenue is principally a function of the volume of securities lent and interest rate spreads. While loan volumes increased in 2002, interest rate spreads decreased significantly. Interest rate spreads narrowed in 2002 compared to wider spreads resulting from the unusual occurrence of eleven reductions in the U.S. federal funds target rate in 2001.

Strong new business drove growth in both servicing fees and management fees, offsetting the impact of lower worldwide equity market valuations and lower securities lending revenue.

FEE REVENUE

(Dollars in millions)	**2002**	2001	2000	Change 01-02
Servicing fees	**$1,716**	$1,648	$1,447	4%
Management fees	**526**	516	584	2
Foreign exchange trading	**300**	368	387	(18)
Brokerage fees	**124**	89	95	39
Processing fees and other	**184**	148[1]	177	23
Total fee revenue	**$2,850**	$2,769	$2,690	3

(1) Includes the write-off of State Street's total investment in Bridge of $50 million.

Servicing Fees

Servicing fees for 2002 of $1.7 billion were up $68 million from 2001, primarily due to new business from existing and new clients, and State Street's acquisition of International Fund Services, a leading servicer of alternative investments, including hedge funds, in July 2002. Growth in servicing fees was constrained by lower securities lending revenue compared to the very strong results of 2001, when declining interest rates drove revenue strength, and lower equity market valuations in 2002 compared to 2001. Assets under custody were $6.2 trillion, down $32 billion from a year ago.

State Street provides solutions to meet the needs of managers of mutual funds, collective funds, pension and retirement plans and other institutional investors worldwide through offices and a global custodian network that spans more than 100 geographic markets.

Mutual Funds and Collective Funds Servicing fees include fee revenue from U.S. mutual funds, collective funds worldwide, non-U.S. retirement plans and other non-U.S. investment pools. Products and services include custody, accounting, daily pricing and administration; trusteeship and recordkeeping; investment manager operations outsourcing; and securities lending. In 2002, revenue growth from servicing U.S. mutual funds and collective funds was primarily due to new business from new and existing clients, achieved despite unfavorable equity market valuations and cash outflows from stock mutual funds in 2002. Growth in servicing revenue outside the U.S. was primarily attributable to the acquisition of International Fund Services in July 2002.

State Street is the largest mutual fund custodian and accounting agent in the United States. State Street provides custody services for 47% of registered U.S. mutual funds and distinguishes itself from other mutual fund service providers because clients make extensive use of a number of related services, including accounting, daily pricing and fund administration. The Corporation provides fund accounting and valuation services for more than four times the funds serviced by the next largest accounting service provider. State Street calculates approximately 30% of the U.S. mutual fund prices that appear daily in *The Wall Street Journal*.

A long-term revenue driver is the number of mutual funds the Corporation services. In 2002, the total number of funds State Street serviced increased by 443, or 9%, to 5,123. There were 969 new funds serviced, 613 from existing clients and 356 from new clients, partially offset by 526 funds no longer serviced, primarily due to fund liquidations and consolidations.

State Street's services for investment managers include operations outsourcing. Through these services, State Street provides global asset managers with a comprehensive suite of services, from trade order management through settlement, for their middle and back offices. Services include securities trade order processing, custodian communications for settlements, accounting systems, and networks and information technology development.

U.S. Pension, Insurance and Other Investment Pools State Street provides master trust, master custody, securities lending, and performance, risk and compliance analytics to corporate and public pension funds, other institutional retirement funds, insurance companies, foundations, endowments and corporate and public treasurers. These clients make extensive use of many other products and services, including securities lending, investment management, and foreign exchange and equity trade execution. In 2002, revenue growth from new business from new and existing clients was not enough to offset the decline in securities lending revenue.

At 29% market share, State Street has a leading position in the market for servicing U.S. tax-exempt assets for corporate and public pension funds. Additionally, State Street provides trust and valuation services for over 3,600 daily-priced, unitized defined contribution accounts, making State Street a leader in this market.

Assets Under Custody At year-end 2002, total assets under custody were $6.2 trillion, down $32 billion from 2001. The value of assets under custody is a broad measure of the relative size of various markets served. Changes to the value of assets under custody do not result in proportional changes in revenue. State Street uses relationship pricing for clients who take advantage of multiple services. Many services are priced on factors other than asset values, including the mix of assets under custody, securities positions held, portfolio transactions, and types of products and services. Assets under custody were comprised of the following at December 31:

ASSETS UNDER CUSTODY AS OF DECEMBER 31,

(Dollars in billions)	**2002**	2001	2000	1999	1998	01-02 AGR	97-02 CAGR
Clients in the U.S.:							
Mutual funds	**$2,719**	$2,794	$2,664	$2,769	$2,144	(3)%	10%
Pensions, insurance and other investment pools	**2,734**	2,737	2,803	2,669	2,306		7
Clients outside the U.S.	**718**	672	651	514	362	7	22
Total	**$6,171**	$6,203	$6,118	$5,952	$4,812	(1)	10

MIX OF ASSETS UNDER CUSTODY AS OF DECEMBER 31,

(Dollars in billions)	**2002**	**Percentage of Total**	2001	Percentage of Total
Equities	**$2,738**	**44%**	$2,942	47%
Fixed income	**2,343**	**38**	2,055	33
Short-term investments	**1,090**	**18**	1,206	20
Total	**$6,171**	**100%**	$6,203	100%
Non-U.S. securities		**14%**		13%

Market value changes, as measured by indices at year-end, had a significant impact on the value of assets under custody. At December 31, 2002, the S&P 500® index was down 23% from year-end 2001, the NASDAQ® index down 32%, the MSCI® EAFE index down 18%, and the Lehman Brothers Aggregate Bond℠ index up 10%. *[The index names mentioned in this report are service marks of their respective owners.]*

Management Fees

In 2002, management fees were $526 million, up $10 million, or 2%, from 2001. Strong new business wins drove growth in management fees, offsetting the impact of lower equity market valuations and lower securities lending revenue. While certain management fees are directly determined by the value of assets under management and the investment strategy employed, management fees reflect other factors as well, including State Street's relationship pricing for clients who use multiple services and performance-related fees.

State Street provides an extensive range of investment management strategies, securities lending, specialized investment management advisory services and other financial services for corporations, public funds, high-net-worth individuals and other sophisticated investors. These services are offered through State Street Global Advisors® (SSgA®). SSgA is the sixth largest investment manager in the world, based upon assets under management, and the largest manager of assets for tax-exempt organizations, primarily pension plans, in the United States.

SSgA offers a broad array of investment strategies, including passive, enhanced and active management using quantitative and fundamental methods for both U.S. and global equities and fixed income securities. Fees are based on the investment strategy, the amount of the investment and the client's total relationship with State Street.

Management fees earned outside the U.S. increased in 2002 reflecting new business from new clients and growth in business from existing clients, as well as the impact of the full year revenue from clients of a passive equity business in the United Kingdom acquired in October 2001.

Assets Under Management At year-end 2002, assets under management were $763 billion, down $12 billion, or 2%, from year-end 2001. Securities issued outside of the U.S. comprised 22% of total securities. Market value changes, as measured by indices at year-end, had a significant impact on the value of assets under management. At December 31, 2002, the S&P 500® index was down 23% from year-end 2001, the NASDAQ® index down 32%, the MSCI® EAFE index down 18%, and the Lehman Brothers Aggregate Bond℠ index up 10%. *[The index names mentioned in this report are service marks of their respective owners.]*

Assets under management were comprised of the following at December 31:

ASSETS UNDER MANAGEMENT AS OF DECEMBER 31,

(Dollars in billions)	**2002**	2001	2000	1999	1998	01-02 AGR	97-02 CAGR
Equities:							
Passive	**$343**	$398	$365	$366	$237	(14)%	15%
Active	**57**	39	44	42	34	46	17
Employer securities	**56**	76	75	76	59	(26)	2
Fixed income	**74**	54	44	39	32	37	21
Money market	**233**	208	183	144	123	12	15
Total	**$763**	$775	$ 711	$667	$485	(2)	14

Foreign Exchange Trading

In 2002, foreign exchange trading revenue decreased 18%, to $300 million. Foreign exchange trading revenue is influenced by the volume of foreign exchange transactions and currency volatility. Though total volumes were up in 2002, currency volatility, as measured by State Street's index of 43 currencies, was significantly lower than one year ago. State Street has increased its foreign exchange trading client base with State Street Global Link,® a sophisticated research and execution delivery network for investment managers. Global Link continues to attract new clients worldwide with information and advisory services, electronic trade execution, and trade confirmation and reporting capabilities.

Development of a comprehensive range of foreign exchange services to meet the needs of institutional investors helped State Street earn the number two ranking for "Best Overall FX Provider" in the most recently conducted worldwide survey of global foreign exchange providers by *Global Investor* magazine.

Brokerage Fees

Brokerage fees were $124 million in 2002, a record year, up from $89 million in 2001. Growth was driven by significantly higher equity trading volumes by investment managers, including commission recapture and transition management services. The number of transitions managed increased 13% in 2002 from 2001, and the volume of trading activity increased 26%.

Processing Fees and Other

Processing fees and other revenue includes fees from software licensing and maintenance, credit services, investment banking, structured products, trade banking, profits and losses from joint ventures, gains and losses on sales of leased equipment and other assets, other trading profits and losses, and amortization of investments in tax-advantaged financings.

Processing fees and other revenue of $184 million was up $36 million from 2001. Excluding the write-off of Bridge of $50 million recorded in 2001, processing fees and other revenue was down $14 million year over year.

Net Interest Revenue

In serving sophisticated global investors, State Street provides short-term funds management, deposit services and repurchase agreements for cash positions associated with clients' investment activities.

NET INTEREST REVENUE

(Dollars in millions)	**2002**	2001	2000	Change 01-02
Interest revenue	**$1,974**	$2,855	$3,256	
Interest expense	**995**	1,830	2,362	
Net interest revenue	**979**	1,025	894	(5)%
Provision for loan losses	**(4)**	(10)	(9)	
Net interest revenue after provision for loan losses	**$ 975**	$1,015	$ 885	(4)

Net interest revenue was $979 million in 2002, compared to $1.0 billion in 2001, a decrease of $46 million, or 5%. Lower prevailing yields on assets, as maturing assets were reinvested at the lower market rates during 2002, more than offset growth in the balance sheet and lower liability costs. Net interest revenue in 2001 benefited significantly from the favorable U.S. interest rate environment that resulted from the unusual occurrence of eleven reductions in the U.S. federal funds target rate and a favorable global interest rate environment. The excess of rates earned over rates paid decreased slightly from 1.27% in 2001 to 1.26% in 2002, on a taxable equivalent basis. Taxable equivalent basis is a method of calculation in which interest income on tax-exempt securities is adjusted to present the earnings performance on a basis equivalent to interest earned on fully-taxable securities. The adjustment is computed using a federal income tax rate of 35%, adjusted for applicable state income taxes, net of the related federal tax benefit.

The average balance sheet for 2002 increased $7.8 billion over 2001 to $79.1 billion, primarily from increased client investment activity, as well as balance sheet positions to take advantage of short-term market opportunities. State Street's clients, in conjunction with their worldwide investment activities, increased the level of their U. S. time deposits and securities sold under repurchase agreements in 2002, driving the growth in the balance sheet.

Gains on Sales of Available-For-Sale Investment Securities

Securities gains were $76 million in 2002, up from $43 million in 2001. State Street took advantage of opportunities created by continued declines in market yields on fixed-income securities. Market yields on the two-year U.S. Treasury note dropped from 3.03% at year-end 2001 to 1.60% at year-end 2002. As of December 31, 2002, State Street had $26.5 billion of available-for-sale securities with $171 million in unrealized appreciation.

Operating Expenses

Operating expenses were $2.8 billion, a decrease of $56 million from 2001. Of this decrease, $38 million is attributable to goodwill amortization expense recorded in 2001 that was not recorded in 2002 in accordance with a new pronouncement from the Financial Accounting Standards Board, effective January 1, 2002. Lower other expenses, reflecting reduced professional services and advertising expenses, contributed to the decline in total expenses. State Street maintained rigorous expense management throughout 2002.

OPERATING EXPENSES

(Dollars in millions)	2002	2001	2000	Change 01-02
Salaries and employee benefits	**$ 1,670**	$ 1,663	$ 1,524	
Information systems and communications	**373**	365	305	2%
Transaction processing services	**246**	247	268	
Occupancy	**246**	229	201	7
Other	**306**	393	373	(22)
Total operating expenses	**$ 2,841**	$ 2,897	$ 2,671	(2)
Number of employees at year-end	**19,501**	19,753	17,604	(1)

Salaries and employee benefits expense increased $7 million in 2002. Slightly higher salary and pension expenses were largely offset by reduced contract services and lower incentive compensation expense.

Information systems and communications expense was $373 million in 2002, up 2% from the prior year. The low level of growth reflects management's prioritization of projects and success in reducing costs.

Transaction processing services expense was $246 million, down $1 million from 2001. These expenses are volume related and include external contract services, subcustodian fees, equity trading services and fees related to securities settlement. Lower mutual fund shareholder activities resulting from both the decline in asset values and lower transaction volumes were largely offset by higher expenses associated with the growth in equity trading transactions.

Occupancy expense was $246 million, up $17 million from 2001. State Street continued to grow globally, with new facilities in Europe and Canada in 2002.

Other expenses were $306 million, down $87 million. Of this decrease, $38 million is attributable to goodwill that is no longer amortized. The decrease in other expenses included reduced professional services and advertising and sales promotion in 2002.

Income Taxes

Income tax expense was $540 million in 2002, up $238 million compared to $302 million in 2001. In 2002, $199 million of tax expense is attributable to tax on the gain on the sale of the corporate trust business. In 2001, tax expense was reduced by $17 million for the write-off of Bridge. Excluding these non-operating items, income tax expense was $341 million in 2002, compared to $319 million in 2001. In 2002, the effective tax rate was 32.1%, excluding the gain on the sale of corporate trust business, down slightly from 32.6% in 2001, which excludes the write-off of Bridge.

Acquisitions and Divestiture

In executing its strategic plan, from time to time State Street may enter into business acquisitions and strategic alliances, and may divest non-strategic operations. Acquisitions and strategic alliances enhance established capabilities by adding new products, services or technologies, expanding geographic reach, or selectively expanding market share. State Street continuously reviews and assesses various business opportunities related to this strategy.

On December 31, 2002, State Street completed the sale of its corporate trust business to U.S. Bank, N.A., the lead bank of U.S. Bancorp. The premium received on the sale was $725 million, $75 million of which was placed in escrow pending the successful transition of the business. Escrow payments, if made, will be paid on the 12-month and 18-month anniversaries of the closing. Exit costs associated with the sale totaled approximately

$118 million, and other associated costs were $37 million. The after-tax gain, net of exit and other associated costs, totaled approximately $296 million, or $0.90 in diluted earnings per share.

In July 2002, State Street completed the purchase of International Fund Services (IFS), a leading provider of fund accounting and administration as well as securities trade support and operational services for hedge funds. As one of the largest providers of hedge funds services, IFS services over 100 large asset management firms and private equity fund managers, representing more than 350 funds globally. IFS is headquartered in New York City, with operations centers in New York City and Dublin, Ireland with approximately 500 employees.

In October 2001, State Street completed the cash purchase of the passive equity business of Gartmore Investment Management plc ("Gartmore") in the United Kingdom. Gartmore's passive equity business had $25 billion of assets under management as of the date of purchase. Under the terms of the agreement, SSgA hired the Gartmore team that manages, services and administers the passive equity business.

In June 2001, State Street purchased DST Portfolio Systems, Inc. ("DPS") for 1,483,000 shares of State Street common stock and cash in a transaction accounted for as a purchase. Included in the purchase was the Portfolio Accounting System of DPS, an integrated system that automates mutual fund accounting and investment management recordkeeping processes, such as securities pricing and dividend calculations, income and expense accruals, securities inventories, accounting for daily shareholder activity and calculation of daily net asset values.

In February 2001, State Street purchased Bel Air Securities LLC and a majority interest in Bel Air Investment Advisors LLC ("Bel Air") for 1,007,000 shares (2,015,000 shares post split) of State Street common stock and cash in a transaction accounted for as a purchase. Bel Air is a Los Angeles-based investment management firm with assets under management of $4 billion at the date of purchase, focused on providing wealth management services to ultra-high-net worth individuals.

On January 31, 2003, State Street completed the primary closing of its acquisition of a substantial part of the global securities services business ("GSS") of Deutsche Bank AG. Under the terms of the definitive agreements, first announced on November 5, 2002, State Street's initial payment to Deutsche Bank for all business units to be acquired was approximately $1.1 billion. A separate closing will be held in the near future for business units in Italy and Austria, upon receipt of applicable regulatory approvals. In the period ending on the one-year anniversary of the closing, State Street will make additional payments of up to an estimated €360 million, based upon performance of the acquired business. The restructuring costs associated with the acquisition are expected to be $90–$110 million on a pre-tax basis, approximately half of which will be recorded in the first quarter of 2003 and the balance recorded over the next three quarters. GSS had approximately $2.2 trillion of assets under custody.

Comparison of 2001 versus 2000

State Street's earnings per share were $1.90 in 2001, an increase of 5% over 2000 earnings per share of $1.81. Total revenue was $3.8 billion, an increase of 7% from 2000. Net income was $628 million, up 6% from 2000 net income of $595 million. Return on stockholder's equity was 17.3%. Results for 2001 include the write-off of State Street's total investment in Bridge Information Systems, Inc. ("Bridge") of $50 million, equal to $33 million after tax, or $.10 per diluted share. The write-off of Bridge reduced the return on stockholders' equity from 18.2% to 17.3%.

The Corporation's total revenue was $3.8 billion, an increase of $250 million, or 7%, over 2000. On April 1, 2000, State Street contributed its retirement investment and benefits outsourcing services to a 50/50 joint venture, CitiStreet, accounted for using the equity method, thereby reducing revenue and expenses of State Street subsequent to CitiStreet's formation. Adjusted to exclude the revenue and expenses of services contributed to CitiStreet from the first quarter of 2000 ("adjusted for the formation of CitiStreet") and excluding the write-off of Bridge of $50 million in 2001, the growth in total operating revenue increased 10%. In 2001, servicing fees and net interest revenue drove revenue growth.

In 2001, servicing fees were $1.6 billion, up 14% from 2000. Growth in servicing fees primarily reflects several large client wins installed starting in the latter half of 2000 and continuing throughout 2001, and a significant increase in securities lending fees. Strength in securities lending revenue was primarily driven by wider interest rate spreads in a favorable 2001 U.S. interest rate environment as a result of the unusual occurrence of eleven reductions in the U.S. federal funds target rate during 2001. Declines in equity market values worldwide offset some of the growth in servicing fees.

In 2001, management fees were $516 million, down $68 million, or 12%, from 2000. Adjusted for the formation of CitiStreet, these fees decreased $24 million, or 5%, from 2000 to 2001. In the investment management business, fees are generally asset-based, and the decline in equity markets significantly reduced management fees on a year-over-year basis. Revenue growth from acquisitions, securities lending and new business partially offset the unfavorable impact of declines in market values.

In 2001, foreign exchange trading revenue decreased 5%, to $368 million. In 2001, trading volumes were strong, both in the number and total U.S.-dollar value of transactions. The impact of volume growth was more than offset by decreased volatility in 2001, as measured by State Street's index of 43 currencies.

Brokerage fees were $89 million, down $6 million from the prior year, driven by lower client trading activities and lower portfolio transition and rebalancing management.

Processing fees and other revenue of $148 million were down $29 million from 2000. Excluding the write-off of Bridge, processing fees and other were up $21 million. Additional revenue resulted from the acquisition of a portfolio accounting service acquired in June 2001.

Net interest revenue was $1.0 billion in 2001, compared to $894 million in 2000, an increase of $131 million, or 15%. Growth in State Street's balance sheet, driven by clients' investment activities, was a significant factor in the growth in net interest revenue. Net interest revenue benefited significantly from the favorable U.S. interest rate environment that resulted from the unusual occurrence of eleven reductions in the U.S. federal funds target rate during 2001, and a favorable global interest rate environment. The excess of rates earned over rates paid increased from .99% to 1.27%. The growth in net interest revenue due to the growth in balance sheet size, up $8.4 billion over 2000, and the favorable interest rate environment was partially offset by lower client demand deposit volumes, reflecting the reduction in client transactions during the year.

Securities gains were $43 million in 2001, up from $2 million in 2000, reflecting State Street's total return strategy.

Reducing the rate of expense growth was a key factor in State Street's 2001 earnings performance. State Street continued to invest for the future by carefully pacing spending on strategic initiatives and technology projects that were critical to long-term growth. Operating expenses were $2.9 billion, an increase of $226 million, or 8% over 2000. Adjusted for the formation of CitiStreet, operating expenses grew 10%, significantly lower than the comparable 20% expense growth in 2000 over 1999. The year-over-year growth in expenses reflects higher salaries and employee benefits expense, partially offset by lower incentive-based compensation, and higher information systems and communications expense.

Salaries and employee benefits expense increased $139 million in 2001, or $163 million when adjusted for the formation of CitiStreet. The adjusted increase reflects more than 2,100 additional staff to support the large client wins and new business from existing clients and acquisitions. This expense increase was partially offset by lower incentive-based compensation.

Information systems and communications expense was $365 million in 2001, up 20% from the prior year. Adjusted for the formation of CitiStreet, information systems and communications expense increased 22%. This growth reflects both continuing investment in software and hardware, as well as the technology costs associated with increased staffing levels.

Expenses related to transaction processing services were $247 million, down $21 million, or 8%. These expenses are volume related and include external contract services, subcustodian fees, brokerage services and fees related to securities settlement. Lower mutual fund shareholder activities, and lower subcustodian fees resulting from both the decline in asset values and lower transaction volumes, drove the decline.

Occupancy expense was $229 million, up 15%. The increase is due to expenses necessary to support State Street's global growth, and expenses incurred for leasehold improvements and other operational costs.

Other expenses were $393 million, up $20 million from 2000. These expenses include professional services and advertising and sales promotion. The increase over prior year is due to a $21 million increase in the amortization of goodwill, primarily from acquisitions in 2001. State Street's cost containment efforts, which reduced discretionary spending, partially offset the increase in other expenses.

Income tax expense was $302 million in 2001, down from $311 million in 2000. Tax expense for 2001 included a benefit of $17 million for the write-off of State Street's investment in Bridge. In 2001, the effective tax rate, excluding the write-off of Bridge, was 32.6% compared to 34.3% in 2000.

Lines of Business

State Street reports two lines of business: Investment Servicing and Investment Management. Given the nature of State Street's services and management organization, the results of operations for these lines of business are not necessarily comparable with those of other companies.

Revenue and expenses are directly charged or allocated to the lines of business through algorithm-based management information systems. State Street prices its products and services on total client relationships and other factors; therefore, revenue may not necessarily reflect market pricing on products within the business lines in the same way as it would for independent business entities. Assets and liabilities are allocated according to rules that support management's strategic and tactical goals. Capital is allocated based on risk-weighted assets employed and management's judgment. The capital allocations may not be representative of the capital that might be required if these lines of business were independent business entities.

State Street measures its line of business results on an operating basis. As such, the table below includes an "Other" category for the gain in 2002 for the sale of the corporate trust business of $495 million, the write-off in 2001 of State Street's total investment in Bridge of $50 million and goodwill amortization expense in 2001 and 2000. See Note 13 in the Notes to the Consolidated Financial Statements for further information.

The following is a summary of the results for lines of business for the years ended December 31:

LINES OF BUSINESS

	Investment Servicing			Investment Management			Other			Total		
(Dollars in millions)	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Fee revenue:												
Servicing fees	**$1,716**	$1,648	$1,447							**$1,716**	$1,648	$1,447
Management fees				**$526**	$516	$584				**526**	516	584
Foreign exchange trading	**300**	368	387							**300**	368	387
Brokerage fees	**124**	89	95							**124**	89	95
Processing fees and other	**151**	174	173	**33**	24	4		$(50)		**184**	148	177
Total fee revenue	**2,291**	2,279	2,102	**559**	540	588		(50)		**2,850**	2,769	2,690
Net interest revenue after provision for loan losses	**936**	956	800	**39**	59	85				**975**	1,015	885
Gains on sales of available-for-sale securities, net	**76**	43	2							**76**	43	2
Gain on sale of corporate trust business, net							**$495**			**495**		
Total revenue	**3,303**	3,278	2,904	**598**	599	673	**495**	(50)		**4,396**	3,827	3,577
Operating expenses	**2,330**	2,343	2,120	**511**	516	534		38	$ 17	**2,841**	2,897	2,671
Income before income taxes	**$ 973**	$ 935	$ 784	**$ 87**	$ 83	$139	**$495**	$(88)	$(17)	**$1,555**	$ 930	$ 906
Pre-tax margin	**29%**	29%	27%	**15%**	14%	21%						
Average assets (billions)	**$ 77.2**	$ 69.5	$ 61.7	**$ 1.9**	$ 1.8	$ 1.2				**$ 79.1**	$ 71.3	$ 62.9

Note: Certain previously reported amounts have been reclassified to conform to the current year method of presentation.

Investment Servicing

Investment Servicing includes custody, accounting, daily pricing and administration; master trust and master custody; trusteeship and recordkeeping; foreign exchange; securities lending; deposit and short-term investment facilities; lease financing; investment manager operations outsourcing; and performance, risk and compliance analytics to support institutional investors. State Street provides shareholder services, which includes mutual fund and collective fund shareholder accounting, through 50%-owned affiliates, Boston Financial Data Services, Inc. and the International Financial Data Services group of companies.

Total revenue in 2002 increased to $3.3 billion, up $25 million, or less than 1% from 2001. Servicing fees, brokerage fees and gains on the sales of available-for-sale securities drove revenue growth, largely offset by declines in foreign exchange trading revenue and net interest revenue. Growth in servicing fees primarily reflects new business from existing and new clients, including clients gained from an acquisition in July 2002. Growth in servicing fees was constrained by lower securities lending revenue and lower equity market valuations in 2002 compared to 2001. Growth in brokerage fees reflected higher equity trading volumes by investment managers, including commission recapture and transition management services. Higher gains on the sales of available-for-sale securities reflected opportunities created by continued declines in market yields on fixed income securities. Foreign exchange trading revenue was down $68 million from 2001, reflecting decreased currency volatility and customer trades. Net interest revenue after provision for loan losses declined $20 million from 2001 due to lower yields on reinvested assets, offset somewhat by balance sheet growth and lower liability costs. Net interest revenue in 2001 benefited significantly from the unusual occurrence of eleven reductions in the U.S. federal funds target rate and a favorable global interest rate environment.

Servicing fees, foreign exchange trading revenue and brokerage fees for the Investment Servicing line of business are identical to the respective total consolidated results. Please refer to the "Servicing Fees," "Foreign Exchange Trading" and "Brokerage Fees" captions in the "Fee Revenue" section of this Financial Review for a more in-depth discussion. Processing fees and other revenue for Investment Servicing are nearly identical to the consolidated information provided under the caption "Processing Fees and Other" in the "Fee Revenue" section of this Financial Review. Processing fees and other revenue includes fees from software licensing and maintenance, credit services, investment banking, structured products, trade banking, profits and losses from joint ventures, gains and losses on sales of leased equipment and other assets, other trading profits and losses, and amortization of investments in tax-advantaged financings.

Net interest revenue for Investment Servicing is nearly identical to the consolidated net interest revenue discussed under the "Net Interest Revenue" caption in the "Revenue" section of this Financial Review. A small amount of net interest revenue is recorded in the Investment Management line of business.

Operating expenses were $2.3 billion, a decrease of $13 million from 2001. Increases in salaries and pension costs were more than offset by lower contract services, incentive-based compensation and State Street's cost containment efforts.

Investment Management

Investment Management offers a broad array of services for managing financial assets, including investment management and investment research for both institutions and individual investors worldwide. These services include active and passive U.S. and non-U.S. equity and fixed income strategies, and other related services, such as securities lending.

Total revenue in 2002 was $598 million, down $1 million from $599 million in 2001.

In 2002, management fees were $526 million, up $10 million, or 2%, from 2001. Management fees for the Investment Management line of business are identical to the respective total consolidated results. Please refer to the "Management Fees" caption in the "Fee Revenue" section of this Financial Review for a more in-depth discussion. Processing and other fee revenue includes profits and losses from joint ventures and other revenue.

Operating expenses in 2002 were $511 million, down $5 million from 2001. Lower expenses reflect State Street's cost containment efforts.

Financial Goals and Factors That May Affect Them

State Street's primary financial goal is sustainable real growth in earnings per share. The Corporation has two supporting goals, one for total revenue growth and one for return on common stockholders' equity (ROE). The long-term revenue goal is a 12.5% real (inflation-adjusted) compound annual growth rate of revenue for 2000 through 2010. At present, this equates to approximately a 15% nominal compound annual growth rate. The annual ROE goal is 18%.

State Street considers these to be financial goals, not projections or forward-looking statements. However, the discussion in this Financial Review, and in other portions of the Annual Report, may contain statements that are considered "forward-looking statements" within the meaning of U.S. federal securities laws. These statements may be identified by such forward-looking terminology as "expect," "look," "believe," "anticipate," "may," "will," or similar statements or variations of such terms. The Corporation's financial goals and such forward-looking statements involve certain risks and uncertainties, including the issues and factors listed below and factors further described in conjunction with the forward-looking information, which could cause actual results to differ materially. The following issues and factors should be carefully considered. The forward-looking statements contained in the Annual Report speak only as of the time the statements were given. The Corporation does not undertake to revise those forward-looking statements to reflect events after the date of this report.

Cross-border investing. Increased cross-border investing by clients worldwide benefits State Street's revenue. Future revenue may increase or decrease depending upon the extent of increases or decreases in cross-border investments made by clients. Economic and political uncertainties resulting from terrorist attacks, subsequent military actions or other events could result in decreased cross-border investment activities.

Savings rate of individuals. State Street generally benefits when individuals invest their savings in mutual funds and other collective funds or in defined contribution plans. Changes in savings rates or investment styles may affect revenue. If there is a decline in the savings rates of individuals, or if there is a change in investment preferences that leads to fewer investments in mutual funds, other collective funds, and defined contribution plans, State Street's revenue may be adversely affected.

Asset values in worldwide financial markets. As asset values in worldwide financial markets increase or decrease, State Street's opportunities to invest and service financial assets may change. Since a portion of the Corporation's fees are based on the value of assets under custody and management, fluctuations in the valuation of worldwide securities markets will affect revenue. State Street estimates, based on a study conducted in 2000, that a 10% increase or decrease in worldwide equity values would cause a corresponding change in State Street's total revenue of approximately 2%. If fixed income security values worldwide were to increase or decrease by 10%, State Street would anticipate a corresponding change of approximately 1% in its total revenue.

Dynamics of markets served. Changes in markets served, including the growth rate of collective funds worldwide, outsourcing decisions, mergers, acquisitions and consolidations among clients and competitors and the pace of debt issuance, can affect revenue. In general, State Street benefits from increases in the volume of financial market transactions serviced.

State Street provides services worldwide. Global and regional economic factors and changes or potential changes in laws and regulations affecting the Corporation's business – including volatile currencies, the pace of inflation, changes in monetary policy, changes in domestic and international banking supervisory regulations including capital requirements, and social and political instability – could affect results of operations. For example, the significant slowing of economic growth globally is affecting worldwide equity values and business growth. The terrorist attacks that took place in the United States on September 11, 2001, and subsequent military and terrorist activities, have caused economic and political uncertainties. These activities, the national and global efforts to combat terrorism, and other potential military activities and outbreaks of hostilities have affected and may further adversely affect economic growth, and may have other adverse effects on many companies, including State Street, in ways that are not predictable.

In a similar manner, financial reporting irregularities involving large and well-known companies may have other adverse effects on State Street in ways which are not predictable. In addition, State Street cannot predict the final form of, or the effects of, the regulatory accord on international banking institutions to be reached by the Basel Committee on Banking Supervision.

Legislation may cause changes in the competitive environment in which State Street operates, which could include, among other things, broadening the scope of activities of significant competitors, facilitating consolidation of competitors into stronger entities, or attracting large and well-capitalized new competitors into State Street's traditional businesses. Such factors and changes and the ability of the Corporation to address and adapt to the regulatory and competitive challenges may affect future results of operations.

Accounting policies. Changes in accounting principles generally accepted in the United States applicable to State Street could have a material impact on the Corporation's reported results of operations. While such changes may not have an economic impact on the business of State Street, these changes could affect the attainment of the current measures of the Corporation's financial goals.

Interest rates. The levels of market interest rates, the shape of the yield curve and the direction of interest rate changes relative to the currency mix of the Corporation's interest-bearing assets and liabilities affect net interest revenue and securities lending revenue, which is recorded in both servicing and management fees. In the short term, State Street's net interest revenue and securities lending revenue benefit from falling interest rates and are negatively affected by rising rates because interest-bearing liabilities reprice sooner than interest-earning assets. Sustained lower interest rates and a flat yield curve may have a constraining effect on the net interest revenue and securities lending revenue growth.

Liquidity. Any occurrence that may limit the Corporation's access to the funds markets, such as a decline in the confidence of debt purchasers, depositors or counterparties participating in the funds markets in general or with State Street in particular, or a downgrade of State Street's debt rating, may adversely affect State Street's ability to raise capital and, in turn, its liquidity.

Capital. Under regulatory capital adequacy guidelines, State Street and State Street Bank must meet guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. Failure to meet minimum capital requirements could have a direct material effect on State Street's financial condition; failure to maintain the status of "well capitalized" under the regulatory framework could affect State Street's status as a financial holding company and eligibility for a streamlined review process for acquisition proposals. In addition, failure to maintain the status of "well capitalized" could affect the confidence of State Street's clients in the Corporation and could adversely affect its business.

Also, under Federal Reserve Board regulations and related federal laws, there are limits on investment of the capital and surplus of State Street Bank in subsidiaries that, in general, conduct only international activities. State Street Bank is near the limit on such permitted use of capital and surplus. This limit may affect the pace of future international expansion by State Street Bank through these subsidiaries, although there are available alternatives for international expansion by State Street and State Street Bank. This limit may not have a similar impact on those competitors of the Corporation which are significantly larger than State Street and State Street Bank.

Volatility of currency markets. The degree of volatility in foreign exchange rates can affect the amount of foreign exchange trading revenue. In general, State Street benefits from currency volatility. Accordingly, foreign exchange revenue is likely to decrease during times of decreased currency volatility.

Pace of pension reform. State Street expects its business to benefit from worldwide pension reform that creates additional pools of assets that use custody and related services, and investment management services. The pace of pension reform and resulting programs, including public and private pension schemes, may affect the pace of revenue growth. If the pace of pension reform and resulting programs, including public and private pension schemes, slows down or if pension reform does not occur, then revenue growth may be adversely affected.

Pricing/competition. Future prices the Corporation is able to obtain for its products may increase or decrease from current levels depending upon demand for its products, its competitors' activities and the introduction of new products into the marketplace.

Pace of new business; Business mix. A decline in the pace at which State Street attracts new clients, and the pace at which existing and new clients use additional services and assign additional assets to State Street for management or custody, will adversely affect future results of operations. A decline in the rate at which clients outsource functions such as their internal accounting activities, would also adversely affect results of operations. In addition, changes in business mix and in the source of revenue, including the mix of U.S. and non-U.S. business, may affect future results of operations, depending on the economic conditions of those geographic areas at the time.

Business continuity. State Street has business continuity and disaster recovery plans in place. However, events, including terrorist or military actions and resulting political and social turmoil, could arise that would cause unforeseen damage to State Street's physical facilities or could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. Additionally, State Street's clients, vendors and counterparties could suffer from such events. Should these events affect State Street, or the clients, vendors or counterparties with which it conducts business, State Street's results of operations could be adversely affected.

Rate of technological change. Technological change often creates opportunities for product differentiation and reduced costs, as well as the possibility of increased expenses. Developments in the securities processing industry, including shortened settlement cycles and straight-through-processing, will result in changes to existing procedures. Alternative delivery systems have emerged, including the widespread use of the Internet. State Street's financial performance depends in part on its ability to develop and market new and innovative services, and to adopt or develop new technologies that differentiate State Street's products or provide cost efficiencies.

The risks inherent in this process include rapid technological change in the industry, the Corporation's ability to access technical and other information from clients, and the significant and ongoing investments required to bring new services to market in a timely fashion at competitive prices. A further risk is the introduction by competitors of services that could replace or provide lower-cost alternatives to State Street services.

State Street uses trademark, trade secret, copyright and other proprietary rights procedures to protect its technology, and has applied for a limited number of patents in connection with certain software programs. Despite these efforts, State Street cannot be certain that the steps taken by it to prevent unauthorized use of proprietary rights are sufficient to prevent misappropriation of technology, particularly outside the United States where laws or law enforcement practices may not protect proprietary rights as fully as in the United States. In addition, no assurance can be given that the courts will adequately enforce contractual agreements that State Street has entered into to protect its proprietary technology. If any of its proprietary information were misappropriated by or otherwise disclosed to its competitors, State Street's competitive position could be adversely affected. In the event a third party asserts a claim of infringement of its proprietary rights, obtained through patents or otherwise, against the Corporation, State Street may be required to spend significant resources to defend against such claims, develop a non-infringing program or process, or obtain a license to the infringed process.

Acquisitions, alliances and divestitures. Acquisitions of complementary businesses and technologies and development of strategic alliances and divestitures of portions of its business are an active part of State Street's overall business strategy. The Corporation has completed several acquisitions, alliances and divestitures in recent years. However, there can be no assurance that services, technologies, key personnel or businesses of acquired companies will be effectively assimilated into State Street's business or service offerings or that alliances will be successful. In addition, State Street may not be able to successfully complete any divestiture on satisfactory terms, if at all, and divestitures may result in a reduction of total revenue and net income.

Financial Condition

Balance Sheet

State Street provides deposit and other balance sheet services to its institutional investor clients. In executing their worldwide cash management activities, State Street's clients use short-term investments and deposit accounts that comprise the majority of State Street's liabilities. These client investment activities affect the Corporation's approach to managing interest rate sensitivity, liquidity and credit risk.



81.0%
7.8%
6.9%
4.3%
1
2
3
4

AVERAGE LIABILITIES AND EQUITY

1 Customer funds with interest   2 Customer funds without interest
3 Long-term debt and equity   4 Other non-interest bearing

Liabilities

The growth in State Street's balance sheet is primarily driven by growth in liabilities from clients' activities, as well as balance sheet positions to take advantage of short-term market opportunities. State Street uses its balance sheet capacity to support clients' transactions and short-term investment strategies. State Street's objectives and clients' needs determine the volume, mix and currencies of the liabilities.

Average interest-bearing liabilities increased $7.8 billion, or 14%, in 2002, primarily from client investment activities. The most significant growth in liabilities occurred in U.S. interest-bearing deposits. Clients are managing cash positions more aggressively due to weak financial markets and are shifting to short-term interest-bearing investments. U.S. interest-bearing deposits rose $4.6 billion, or 93%.

Average noninterest-bearing deposits decreased $788 million, or 11%. Clients use noninterest-bearing deposit accounts for transaction settlements and as compensation to State Street for services.

Assets

State Street's assets consist primarily of short-term money market assets and investment securities, which are generally more liquid than other types of assets. Investment securities, principally classified as available-for-sale, include U.S. Treasury and federal agency securities, highly-rated municipal securities, asset-backed securities, money market mutual funds and non-U.S. government bonds. Money market assets include securities purchased under resale agreements, securities borrowed, federal funds sold and interest-bearing deposits with banks that are short-term, multicurrency instruments invested with major multinational banks.



86.1%
6.5%
5.9%
1.5%
1
2
3
4

AVERAGE ASSETS

1 Money market assets and investment securities   2 Loans   3 Other assets   4 Cash

Average interest-earning assets increased $7.6 billion, or 12%, in 2002. Total investment securities increased $3.8 billion, or 22%, from 2001, primarily due to investments in U.S. Treasuries and U.S. federal agencies. Securities purchased under resale agreements grew $1.3 billion, or 7%, from 2001, primarily from the reinvestment of additional funds from client repurchase activities. Interest-bearing deposits with banks increased 18% from 2001, to $24.3 billion. Average loans decreased $976 million, to $5.1 billion, due to lower average client overdraft balances.

Fair Value of Financial Instruments

The short duration of State Street's assets and liabilities results in the fair value of its financial instruments equating to or closely approximating their balance sheet value. See Note 22 in the Notes to the Consolidated Financial Statements for further discussion.

Further quantitative information on State Street's assets and liabilities is furnished in Notes 3 through 9 in the Notes to the Consolidated Financial Statements.

Liquidity and Capital

Liquidity

The primary objective of State Street's liquidity management is to ensure that the Corporation has sufficient funds to meet its commitments and business needs, including accommodating the transaction and cash management requirements of its clients. Liquidity is provided by State Street's access to global debt markets, its ability to gather additional deposits from its clients, maturing short-term assets, sales of securities and repayment of clients' loans. Client deposits and other funds provide multicurrency, geographically diverse sources of liquidity.

State Street maintains a large portfolio of liquid assets. When liquidity is measured by the ratio of liquid assets to total assets, State Street ranks among the highest 10% of U.S. bank holding and financial holding companies. At December 31, 2002, the Corporation's liquid assets were 88% of total assets.

State Street Bank can issue bank notes with an aggregate limit of $750 million and with original maturities ranging from 14 days to five years. At December 31, 2002, no notes payable were outstanding and all $750 million was available for issuance. State Street Corporation can issue commercial paper with an aggregate limit of $1.0 billion and with original maturities of up to 270 days from the date of issue. At December 31, 2002, State Street had $998 million of commercial paper outstanding. State Street maintains a universal shelf registration statement that allows for the offering and sale of unsecured debt securities, capital securities, common stock, depositary shares and preferred stock, and warrants to purchase such securities, including any shares into which the preferred stock and depositary shares may be convertible, or any combination thereof. In August 2002, State Street filed a registration statement on Form S-3 to increase the available amount of securities to be issued from $700 million to $1.5 billion. At December 31, 2002, $1.5 billion of the shelf registration was available for issuance. In January 2003, State Street issued securities from this shelf registration as described below. See Notes 8 and 9 in the Notes to the Consolidated Financial Statements for further information.

On January 31, 2003, State Street completed the primary closing of its acquisition of a substantial part of the global securities services business of Deutsche Bank AG. Under the terms of the definitive agreements, first announced on November 5, 2002, State Street's initial payment to Deutsche Bank for all business units to be acquired was approximately $1.1 billion. Approximately half of the initial payment was financed using existing resources, including the net proceeds from the sale of the corporate trust business. State Street financed $595 million of the purchase price by issuance of equity, equity-related and capital securities to the public under an existing shelf registration statement. See Note 25 in the Notes to the Consolidated Financial Statements for further information.

State Street endeavors to maintain high ratings on its debt, as measured by independent credit rating agencies. High ratings on debt minimize borrowing costs and enhance State Street's liquidity by ensuring the largest possible market for the Corporation's debt. State Street's senior debt is rated AA- by Standard & Poor's, Aa3 by Moody's Investors Service and AA by Fitch, Inc. State Street Bank's long-term deposits are rated AA by Standard & Poor's, Aa2 by Moody's Investors Service and AA+ by Fitch, Inc.

The Consolidated Statement of Cash Flows provides additional liquidity information.

Capital

State Street's objective in managing its capital is to maintain a strong capital base in order to provide financial flexibility for its business needs, including funding corporate growth and supporting clients' cash management needs.

As a state chartered bank and member of the Federal Reserve System, State Street Bank and Trust Company, State Street's principal subsidiary, is primarily regulated by the Federal Reserve Board, which has established guidelines for minimum capital ratios. State Street has developed internal capital adequacy policies to ensure that State Street Bank meets or exceeds the level required for the "well capitalized" category, the highest of the Federal Reserve Board's five capital categories. State Street Bank must meet the regulatory designation of "well capitalized" in order for State Street to maintain its status as a financial holding company. State Street's capital management emphasizes risk exposure rather than simple asset levels; at 16.4%, State Street Bank's Tier 1 risk-based capital ratio significantly exceeds the regulatory minimum of 4% and is among the highest for U.S. banks, according to published industry statistics. State Street's Tier 1 risk-based capital ratio of 17.1% is likewise among the highest for U.S. bank holding companies. See Note 12 in the Notes to the Consolidated Financial Statements for further information.

State Street's Board of Directors has authorized the purchase of State Street common stock for use in employee benefit programs and for general corporate purposes. At December 31, 2002, 8.3 million shares remain available for purchase within the program. State Street employs a third-party broker-dealer to acquire shares for the Corporation's stock purchase program on the open market. Additionally, State Street purchases shares of State Street common stock not included as part of the stock purchase program for certain deferred compensation plans. The trusts which hold these shares employ a third-party broker-dealer to acquire the shares on the open market. In total, the Corporation bought 1.6 million shares in 2002. See Note 10 in the Notes to the Consolidated Financial Statements for further information.

DIVIDENDS AND COMMON STOCK

		Market Price		
Quarters	Dividends Declared	Low	High	End of Quarter
2001:				
First	$.095	$ 38.76	$ 64.39	$ 46.70
Second	.100	43.95	57.87	49.49
Third	.100	36.25	54.98	45.50
Fourth	.110	41.84	54.78	52.25
2002:				
First	**$ .11**	**$48.12**	**$58.36**	**$55.38**
Second	**.12**	**41.25**	**55.68**	**44.70**
Third	**.12**	**34.85**	**45.19**	**38.64**
Fourth	**.13**	**32.11**	**47.47**	**39.00**

State Street has increased its quarterly dividend twice each year since 1978. Over the last fifteen years, dividends per share have grown at a 16% compound annual growth rate.



'02
.48
'01
.41
'00
.35
'88
.07
DIVIDENDS PER SHARE (Dollars)

There were 5,454 stockholders of record of common stock as of December 31, 2002.

Risk Management

In providing services for institutional investors globally, State Street must manage and control certain inherent risks. These include counterparty risk, credit risk, fiduciary risk, operations and settlement risk, and market risk. Risk management is an integral part of State Street's business activities and is centrally organized with close ties to the business units. This structure allows for corporate risk management across the business areas while individual line areas remain responsible for risk management in their units. While State Street believes its risk management process is effective in managing the risks of its business, no system can eliminate all risks. If there is a material failure in the risks managed by State Street, such as a material counterparty failure or a material default of a debtor, State Street's results of operations could be adversely affected.

State Street maintains a system of internal controls that are designed to minimize risk. Management believes these internal controls are adequate to minimize such risk. This internal control environment is evaluated on an annual basis through a SAS 70 review of most of the business units and through a report on the effectiveness of internal controls over financial reporting as required by the FDIC Improvement Act of 1991.

Risk management emphasizes establishing specific authorization levels and limits. Exposure levels are reviewed and modified as required by changing conditions. Analysis of business-risk concentration includes specific industry concentrations of credit risk, country limits and individual counterparty limits. In managing country risk, State Street considers a variety of issues, including those related to credit quality, asset concentration, liquidity and settlement risk.

Credit risk results from the possibility that a loss may occur if a counterparty becomes unable to meet the terms of a contract. State Street has policies and procedures to monitor and manage all aspects of credit risk. These include a comprehensive credit review and approval process that involves the assignment of risk ratings to all loans and off-balance sheet credit exposures. Rigorous processes for credit approval cover traditional credit facilities, foreign exchange, placements, credit-enhancement services, securities lending and securities-clearing facilities.

Fiduciary risk is the risk of financial loss as a consequence of breaching a fiduciary duty to a client. Business units are responsible for operating within the rules and regulations applicable to their activities, including any corporate guidelines. The Corporate Fiduciary Review Committee and the Compliance Committee work with the business units to oversee adherence to corporate standards.

State Street is a large servicer and manager of financial assets on a global scale; therefore, oversight of operational and settlement risk is an integral part of the management process throughout the Corporation. State Street focuses on payment-system risk management, overdraft monitoring and control, and global securities clearing and settlement. In addition to specific authorization levels and limits, operational risk is mitigated by automation, standardized operating procedures, segregation of duties and controls, timely confirmation and reconciliation procedures, and insurance.

Market Risk: Foreign Exchange and Interest Rate Sensitivity

State Street engages in trading and investment activities to serve clients' investment and trading needs, which contribute to overall corporate earnings and enhances liquidity. In the conduct of these activities, the Corporation is subject to, and assumes, market risk. Market risk is the risk of adverse financial impact due to changes in market prices, such as interest rates and foreign exchange rates. The level of risk State Street assumes is a function of the Corporation's overall objectives and liquidity needs, client requirements, and market volatility.

State Street manages its overall market risk through a comprehensive risk management framework. This structure includes a market risk management group that reports independently to senior management. Market risk from foreign exchange and trading activities is controlled through established limits on aggregate and net open positions, sensitivity to changes in interest rates, and concentrations. These limits are supplemented by stop-loss thresholds. The Corporation uses a variety of risk management tools and techniques, including value at risk, to measure, monitor and control market risk. All limits and measurement techniques are reviewed and adjusted as necessary on a regular basis by business managers, the market risk management group and senior management.

State Street uses foreign exchange contracts and a variety of financial derivative instruments to support clients' needs, conduct trading activities, and manage its interest rate and currency risk. These activities are designed to create trading revenue or hedge net interest revenue. In addition, the Corporation provides services related to derivative instruments in its role as both a manager and servicer of financial assets.

State Street's clients use derivatives to manage the financial risks associated with their investment goals and business activities. With the growth of cross-border investing, clients have an increasing need for foreign exchange forward contracts to convert currency for international investment and to manage the currency risk in international investment portfolios. As an active participant in the foreign exchange markets, State Street provides foreign exchange forward contracts and over-the-counter options in support of these client needs.

Trading Activities: Foreign Exchange and Interest Rate Sensitivity

As part of its trading activities, the Corporation assumes positions in both the foreign exchange and interest rate markets by buying and selling cash instruments and using financial derivatives, including foreign exchange forward contracts, foreign exchange and interest rate options, and interest rate swaps. As of December 31, 2002, the notional amounts of these derivative instruments was $248.4 billion, of which $227.8 billion were foreign exchange forward contracts. Long and short foreign exchange forward positions are closely matched to minimize currency and interest rate risk. All foreign exchange contracts are valued daily at current market rates.

The Corporation uses a variety of risk measurement and estimation techniques, including value at risk. Value at risk is an estimate of potential loss for a given period of time within a stated statistical confidence interval. State Street uses a risk management system, Askari RiskBook,™ to estimate value at risk daily for all material trading positions. The Corporation has adopted standards for estimating value at risk, and maintains capital for market risk, in accordance with the Federal Reserve's Capital Adequacy Guidelines for market risk. Value at risk is estimated for a 99% one-tail confidence interval and an assumed one-day holding period using a historical observation period of greater than one year. A 99% one-tail confidence interval implies that daily trading losses should not exceed the estimated value at risk more than 1% of the time, or approximately three days out of the year. The methodology uses a simulation approach based on observed changes in interest rates and foreign exchange rates and takes into account the resulting diversification benefits provided from the mix of the Corporation's trading positions.

Like all quantitative risk measures, value at risk is subject to certain limitations and assumptions inherent to the methodology. State Street's methodology gives equal weight to all market rate observations regardless of how recently the market rates were observed. The estimate is calculated using static portfolios consisting of positions held at the end of the trading day. Implicit in the estimate is the assumption that no intraday action is taken by management during adverse market movements. As a result, the methodology does not represent risk associated with intraday changes in positions or intraday price volatility.

The following table presents State Street's market risk for its trading activities as measured by its value at risk methodology:

VALUE AT RISK FOR THE YEAR ENDED DECEMBER 31,

(Dollars in millions)	Average	Maximum	Minimum
2002:			
Foreign exchange products	**$1.0**	**$2.5**	**$ .4**
Interest rate products	**2.8**	**4.3**	**1.3**
2001:			
Foreign exchange products	$ .9	$ 2.5	$ .4
Interest rate products	4.5	6.9	3.0

State Street compares actual daily profit and losses from trading activities to estimated one-day value at risk. During 2002 and 2001, State Street did not experience any trading losses in excess of its end-of-day value at risk estimate.

Non-Trading Activities: Currency Risk

State Street had $15.2 billion of non-U.S. dollar-denominated non-trading assets as of December 31, 2002, which were funded by non-U.S. dollar-denominated deposits. State Street's non-U.S. dollar-denominated non-trading assets included 53 currencies. Approximately 97% of these assets were in eight major currencies. Since non-trading assets are generally invested in the same currency in which the initial deposits are received, the risk associated with changes to currency exchange rates is minimal. To the extent that deposits are not reinvested in the same currency, the resulting net currency positions are managed as part of trading risk as discussed above.

In general, the maturities of these non-trading assets and liabilities are short term. To the extent duration mismatches exist, they are managed as part of State Street's consolidated asset/liability management activities, and the related market risk is included in the following non-trading interest rate sensitivity disclosure.

Non-Trading Activities: Interest Rate Sensitivity

The objective of interest rate sensitivity management is to provide sustainable net interest revenue under various economic environments and to protect asset values from adverse effects of changes in interest rates. State Street manages the structure of interest-earning assets and interest-bearing liabilities by adjusting the mix, yields and maturity or repricing characteristics based on market conditions. Since interest-bearing sources of funds are predominantly short term, State Street maintains a generally short-term structure for its interest-earning assets, including money market assets, investments and loans. Interest rate swaps are used minimally as part of overall asset and liability management to augment State Street's management of interest rate exposure. State Street uses three tools for measuring interest rate risk: simulation, duration and gap analysis.

Key assumptions in the simulation, duration and gap models include the timing of cash flows, maturity and repricing of financial instruments, changes in market conditions, capital planning, and deposit sensitivity. These assumptions are inherently uncertain and as a result, the models cannot precisely calculate net interest revenue or precisely predict the impact of changes in interest rates on net interest revenue and economic value. Actual results may differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Simulation models facilitate the evaluation of the potential range of net interest revenue under a "most likely" scenario, alternative interest rate scenarios and rate shock tests. Based upon results of the simulation model as of December 31, 2002, there would be a decrease in net interest revenue of $102 million over the following 12 months for an immediate 100-basis-point increase in all global interest rates. If interest rates immediately decreased by 100 basis points, the model shows an increase in net interest revenue of less than $72 million.

Duration measures the change in the economic value of assets and liabilities for given changes in interest rates. Based upon the results of the duration model as of December 31, 2002, there would be a decrease in the economic value of assets, net of liabilities, of $297 million, or .37% of assets, as a result of an immediate increase in all global interest rates of 100 basis points. In the event of an immediate decrease of 100 basis points to interest rates, the model shows an increase of $321 million, or .40% of assets, to the economic value of assets, net of liabilities.

The third measure of interest rate risk, gap analysis, is the difference in asset and liability repricing on a cumulative basis within a specified time period. As of year-end 2002, interest-bearing liabilities reprice faster than interest-earning assets over the next 12 months, as has been typical for State Street. If all other variables remained constant, in the short term, falling interest rates would lead to net interest revenue that is higher than it would otherwise have been. Rising rates would lead to lower net interest revenue. Other important determinants of net interest revenue are balance sheet size and mix, interest rate spreads, the slope of the yield curve, and rate levels.

Off-Balance Sheet Activities

Assets under custody and assets under management are held in a fiduciary or custodial capacity for State Street's clients and are not recorded on the Corporation's balance sheet in accordance with accounting principles generally accepted in the United States. Similarly, collateral funds resulting from State Street's securities lending services are held by State Street as agent; therefore, under accounting principles generally accepted in the United States, these assets are not assets of the Corporation.

State Street sells and distributes securities for two types of variable interest entities ("VIEs"), formerly reported as special purpose entities, that are not included in the Consolidated Financial Statements of the Corporation.

One type, which State Street has administered since 1992, issues asset-backed commercial paper ("ABCP") that is rated P-1 by Moody's Investors Service and/or A-1 or better by Standard & Poor's. State Street and unrelated dealers sell and distribute the commercial paper issued by the VIEs. The commercial paper represents debt issued by the VIEs. State Street holds no equity ownership interest in these VIEs, which are structured as bankruptcy-remote corporations. The assets of these VIEs include investment securities and purchased receivables that back the commercial paper. Such assets are transferred to the VIEs by unrelated third parties. State Street provides liquidity and credit enhancement facilities in the forms of liquidity asset purchase agreements, lines of credit, and standby letters of credit to the VIEs. At December 31, 2002, State Street's commitments under liquidity asset purchase agreements and lines of credit to these VIEs were $10.0 billion, and standby letters of credit were $590 million, none of which were utilized. Amounts committed, but unused, under the liquidity asset purchase agreements, lines of credit, and standby letters of credit that State Street provides to these VIEs are included in the disclosures in Note 21 in the Notes to the Consolidated Financial Statements. Asset performance deterioration may cause the asset risk to shift from the ABCP investors to State Street as the liquidity provider for the asset as the VIE may need to repay maturing commercial paper by drawing the liquidity facilities. Fee revenue for administration, liquidity facilities and credit enhancements was $41 million in 2002. At December 31, 2002, these ABCP programs had total commercial paper outstanding of $10.3 billion in a combined U.S, European and Australian ABCP market estimated at $793 billion. See Note 1 in the Notes to the Consolidated Financial Statements for information on recent accounting pronouncements that could affect the off-balance sheet status of these VIEs.

For a second type of VIE, structured as a qualified special purpose entity in accordance with accounting principles generally accepted in the United States, State Street distributes and sells equity interests in tax-exempt investment-grade assets that are primarily sold to mutual fund clients. For these VIEs, State Street transfers the assets from its investment portfolio at fair market value. Such transfers are treated as sales. The VIEs finance the acquisition of these assets from State Street by selling equity interests to third-party investors. State Street owns a minority residual interest in these VIEs of less than 3%, or $38 million. As of December 31, 2002, these trusts have a weighted average life of approximately 3.5 years. In a separate agreement, State Street provides liquidity asset purchase agreements to these entities. These liquidity asset purchase agreements obligate State Street to buy the equity interests in the underlying portfolio at par value, which approximates market value, in the event that the re-marketing agent is unable to place the equity interests of the VIE with investors. The liquidity asset purchase agreements are subject to early termination by State Street in the event of payment default, bankruptcy of issuer or credit enhancement provider, taxability, or downgrade of an asset below investment grade. Fee revenue for administrative services, liquidity asset purchase agreements and residual interest earnings totaled $42 million in 2002, before tax benefit. In connection with State Street's balance sheet management activities, the Corporation incurred $42 million of interest expense on interest rate swap contracts designated as fair value hedges against the minority residual interest of the VIEs. As of December 31, 2002, these VIEs had total assets of $1.2 billion in a tax-exempt market estimated at $70 billion. State Street's liquidity asset purchase agreements to these VIEs were $1.3 billion at December 31, 2002, none of which were utilized, and are included in the disclosures in Note 21 in the Notes to the Consolidated Financial Statements.

The risks associated with providing administration, liquidity, and/or credit enhancements to both types of VIEs are reviewed in State Street's corporate risk management process in a manner that is consistent with applicable policies and guidelines. State Street believes that it has sufficient liquidity and has provided adequate operating and credit reserves to cover any risks associated with these activities.

New Accounting Developments

Information related to new accounting pronouncements appears in Note 1 in the Notes to the Consolidated Financial Statements.

Critical Accounting Estimates

Critical accounting estimates are those that require management to make assumptions that are difficult, subjective or complex about matters that are uncertain and may change in subsequent periods, resulting in changes to reported results.

State Street's significant accounting policies are described in Note 1 in the Notes to the Consolidated Financial Statements. The majority of these accounting policies do not require management to make difficult, subjective or complex judgments or estimates or the variability of the estimates is not material. However, the following policies could be deemed critical. State Street's management has discussed these critical accounting estimates with the Audit Committee of the Board of Directors.

Lease Financing

State Street has a leveraged lease financing portfolio, including lease-in-lease-out structures, consisting of U.S. and cross-border financings for transportation equipment, including trains, aircraft and ships. State Street has provided lease financing services since 1981, and at December 31, 2002, the portfolio aggregated $2.1 billion, and is reflected in Note 4 in the Notes to the Consolidated Financial Statements. This portfolio is recorded net of non-recourse debt, and revenue is recognized as interest revenue. Interest revenue from the lease portfolio was $104 million in 2002. Considering the long-term, cross-border nature of many of these leases and the number of assumptions, including residual values, cash flows and income tax regulations and rates, there is risk associated with this revenue should any of these assumptions change in future periods.

Contingencies and Other Reserves

State Street has established reserves for risk of losses, including loan losses and tax contingencies. The allowance for loan losses represents State Street's estimate of the probable losses that have occurred as of the date of the financial statements, as further described in Note 1 in the Notes to the Consolidated Financial Statements. In the normal course of business, State Street is subject to challenges from U.S. and non-U.S. tax authorities regarding the amount of taxes due. These challenges may result in adjustments of the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. Management believes State Street has appropriately accrued for tax exposures including lease-in-lease-out structures and real estate investment trust (REIT) dividends received deductions. If State Street prevails in a matter for which an accrual has been established or is required to pay an amount exceeding its reserves, the financial impact will be reflected in the period in which the matter is resolved.

In addition, State Street must manage and control certain inherent risks in the normal course of its business. These include counterparty risk, credit risk, fiduciary risk, operations and settlement risk, and market risk. See the Risk Management section of this Financial Review and Note 20 in the Notes to the Consolidated Financial Statements for additional information.

Revenue Recognition

Revenue from investment servicing, management, foreign exchange trading, brokerage and processing are recognized when earned based on contractual terms and are accrued based on estimates, or are recognized as transactions occur or services are provided. Revenue on interest-earning assets is recognized based on the effective yield of the financial instrument.

Revenue recognition for servicing and management fees involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes. While these estimates and assumptions could be considered complex, State Street has long-standing controls and processes in place to ensure the accuracy of revenue accruals. Historically, revenue recognized using these processes has fairly matched revenue billed and collected. Furthermore, State Street's fee revenue recognition is promptly validated by timely invoicing and cash collection from clients and counterparties. During 2002, State Street recognized servicing and management fee revenue totaling $2.2 billion. Of this amount, $402 million was in the billing and/or collection process at December 31, 2002.

Pension Accounting

State Street and certain of its subsidiaries participate in a non-contributory defined benefit plan. In addition to the primary plan, State Street has non-qualified supplemental plans that provide certain officers with defined pension benefits in excess of allowable qualified plan limits. Non-U.S. employees participate in local plans.

The reported liability associated with these plans is dependent on many factors such as the discount rate, expected return on plan assets and a series of actuarial assumptions. Management determines these estimates based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with the Corporation's actuaries. Management believes the estimates and assumptions used to determine the reported benefit obligation and pension expense are reasonable and are reflective of the terms of the plans in the current economic environment based upon information from the best available resources.

The projected benefit obligation for the primary and non-U.S. defined benefit plans was $481 million, and the plan assets were $379 million as of December 31, 2002. Pension expense in future years is affected by the variance of the assumed rate of return from the actual return on plan assets. This variance is amortized over future years. A 1% change in the actual return on plan assets or the discount rate would affect State Street's earnings by less than $.01 per share.

For more information on the Corporation's plans, see Note 16 in the Notes to the Consolidated Financial Statements.

Report of Independent Auditors

The Stockholders and Board of Directors

State Street Corporation

We have audited the accompanying consolidated statement of condition of State Street Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of State Street Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002 State Street Corporation changed its method of accounting for goodwill and other intangibles.

Ernst + Young LLP

Boston, Massachusetts

January 10, 2003,
except for Note 25, as to which the date is
January 31, 2003

Consolidated Financial Statements

Consolidated Statement of Income

(Dollars in millions, except per share data)

Years ended December 31,	2002	2001	2000
Fee Revenue:			
Servicing fees	$ 1,716	$ 1,648	$ 1,447
Management fees	526	516	584
Foreign exchange trading	300	368	387
Brokerage fees	124	89	95
Processing fees and other	184	148	177
Total Fee Revenue	2,850	2,769	2,690
Net Interest Revenue:			
Interest revenue	1,974	2,855	3,256
Interest expense	995	1,830	2,362
Net interest revenue	979	1,025	894
Provision for loan losses	4	10	9
Net interest revenue after provision for loan losses	975	1,015	885
Gains on sales of available-for-sale investment securities, net	76	43	2
Gain on sale of corporate trust business, net of exit and other associated costs	495		
Total Revenue	4,396	3,827	3,577
Operating Expenses:			
Salaries and employee benefits	1,670	1,663	1,524
Information systems and communications	373	365	305
Transaction processing services	246	247	268
Occupancy	246	229	201
Other	306	393	373
Total operating expenses	2,841	2,897	2,671
Income before income taxes	1,555	930	906
Income taxes	540	302	311
Net Income	$ 1,015	$ 628	$ 595
Earnings Per Share			
Basic	$ 3.14	$ 1.94	$ 1.85
Diluted	3.10	1.90	1.81
Average Shares Outstanding (in thousands)			
Basic	323,520	325,030	321,678
Diluted	327,477	330,492	328,088

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Condition

(Dollars in millions) As of December 31,	2002	2001
Assets		
Cash and due from banks	$ 1,361	$ 1,651
Interest-bearing deposits with banks	28,143	20,317
Securities purchased under resale agreements and securities borrowed	17,215	16,680
Trading account assets	984	994
Investment securities (including securities pledged of $10,335 and $9,006)	28,071	20,781
Loans (less allowance of $61 and $58)	4,113	5,283
Premises and equipment	887	829
Accrued income receivable	823	880
Goodwill	462	470
Other intangible assets	127	142
Other assets	3,608	1,823
Total Assets	$85,794	$69,850
Liabilities		
Deposits:		
Noninterest-bearing	$ 7,279	$ 9,390
Interest-bearing – U.S.	9,005	2,753
Interest-bearing – Non-U.S.	29,184	26,416
Total deposits	45,468	38,559
Securities sold under repurchase agreements	21,963	19,006
Federal funds purchased	3,895	3,315
Other short-term borrowings	3,440	1,012
Accrued taxes and other expenses	1,967	1,582
Other liabilities	3,004	1,314
Long-term debt	1,270	1,217
Total Liabilities	81,007	66,005
Stockholders' Equity		
Preferred stock, no par: authorized 3,500,000; issued none		
Common stock, $1 par: authorized 500,000,000; issued 329,992,000 and 329,999,000	330	330
Surplus	104	110
Retained earnings	4,472	3,612
Accumulated other comprehensive income	106	70
Treasury stock, at cost (5,065,000 and 6,329,000 shares)	(225)	(277)
Total Stockholders' Equity	4,787	3,845
Total Liabilities and Stockholders' Equity	$85,794	$69,850

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Stockholders' Equity

(Dollars in millions, except per share data, shares in thousands)	Common Stock				Accumulated Other	Treasury Stock		
	Shares	Amount	Surplus	Retained Earnings	Comprehensive Income (Loss)	Shares	Amount	Total
Balance at December 31, 1999	167,225	$ 167	$ 55	$ 2,795	$ (57)	7,635	$ (308)	$ 2,652
Comprehensive Income:								
Net income				595				595
Change in net unrealized gains/losses on available-for-sale securities, net of related taxes of $48					66			66
Foreign currency translation, net of related taxes of $(4)					(10)			(10)
Total comprehensive income				595	56			651
Cash dividends declared – $.345 per share				(112)				(112)
Common Stock issued pursuant to:								
Stock awards and options exercised, including tax benefit of $61	(6)		29			(2,547)	125	154
Debt conversion			(15)			(400)	16	1
Common Stock acquired						820	(84)	(84)
Balance at December 31, 2000	167,219	167	69	3,278	(1)	5,508	(251)	3,262
Comprehensive Income:								
Net income				628				628
Change in net unrealized gains/losses on available-for-sale securities, net of related taxes of $55					77			77
Foreign currency translation, net of related taxes of $(4)					(7)			(7)
Change in unrealized gains/losses on cash flow hedges					1			1
Total comprehensive income				628	71			699
Cash dividends declared – $.405 per share				(131)				(131)
2-for-1 stock split in the form of a 100% stock dividend	162,785	163		(163)		139		
Common Stock issued pursuant to:								
Acquisitions			43			(2,490)	139	182
Stock awards and options exercised, including tax benefit of $20	(5)		6			(1,802)	78	84
Debt conversion			(8)			(286)	9	1
Common Stock acquired						5,260	(252)	(252)
Balance at December 31, 2001	**329,999**	**330**	**110**	**3,612**	**70**	**6,329**	**(277)**	**3,845**
Comprehensive Income:								
Net income				**1,015**				**1,015**
Change in net unrealized gains/losses on available-for-sale securities, net of related taxes of $3					**4**			**4**
Foreign currency translation, net of related taxes of $25					**46**			**46**
Change in unrealized gains/losses on cash flow hedges, net of related taxes of $(10)					**(14)**			**(14)**
Total comprehensive income				**1,015**	**36**			**1,051**
Cash dividends declared – $.48 per share				**(155)**				**(155)**
Common Stock issued pursuant to:								
Stock awards and options exercised, including tax benefit of $23	**(7)**		**4**			**(2,657)**	**117**	**121**
Debt conversion			**(10)**			**(243)**	**10**	
Common Stock acquired						**1,636**	**(75)**	**(75)**
Balance at December 31, 2002	**329,992**	**$330**	**$104**	**$4,472**	**$106**	**5,065**	**$(225)**	**$4,787**

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

(Dollars in millions) Years ended December 31,	**2002**	2001	2000
Operating Activities			
Net income	**$ 1,015**	$ 628	$ 595
Non-cash charges for depreciation, amortization, provision for loan losses and deferred income taxes	**692**	398	383
Gain on sale of corporate trust business	**(495)**		
Securities (gains) losses, net	**(76)**	(43)	(2)
Change in trading account assets, net	**(80)**	(52)	(218)
Other, net	**(54)**	(344)	(32)
Net Cash Provided by Operating Activities	**1,002**	587	726
Investing Activities			
Payments for purchases of:			
Available-for-sale securities	**(32,954)**	(19,160)	(5,688)
Held-to-maturity securities	**(1,143)**	(4,246)	(987)
Lease financing assets		(850)	(989)
Premises and equipment	**(272)**	(276)	(247)
Equity investments and other long-term assets	**(36)**	(118)	(86)
Business acquisitions, net of cash acquired	**(80)**	(176)	
Proceeds from:			
Maturities of available-for-sale securities	**18,665**	7,758	5,351
Maturities of held-to-maturity securities	**1,038**	4,126	933
Sales of available-for-sale securities	**7,220**	4,758	1,464
Principal collected from lease financing	**6**	10	37
Sale of corporate trust business, net	**642**		
Net (payments for) proceeds from:			
Interest-bearing deposits with banks	**(7,826)**	978	(4,393)
Federal funds sold, resale agreements and securities borrowed	**(535)**	5,104	(3,856)
Loans	**1,251**	221	(724)
Net Cash Used by Investing Activities	**(14,024)**	(1,871)	(9,185)
Financing Activities			
Proceeds from issuance of:			
Treasury stock	**98**	64	89
Non-recourse debt for lease financing		670	821
Long-term debt			300
Payments for:			
Non-recourse debt for lease financing	**(23)**	(53)	(45)
Long-term debt	**(2)**	(2)	(1)
Cash dividends	**(149)**	(127)	(106)
Purchase of common stock	**(75)**	(252)	(84)
Net proceeds from:			
Deposits	**6,918**	622	3,792
Short-term borrowings	**5,965**	395	2,381
Net Cash Provided by Financing Activities	**12,732**	1,317	7,147
Net (Decrease) Increase	**(290)**	33	(1,312)
Cash and due from banks at beginning of year	**1,651**	1,618	2,930
Cash and Due from Banks at End of Year	**$ 1,361**	$ 1,651	$ 1,618

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

State Street Corporation ("State Street" or the "Corporation") is a financial holding company that provides custody, accounting, daily pricing and administration; master trust and master custody; investment management; trusteeship and recordkeeping; foreign exchange; securities lending; cash management; trading; and information services to clients worldwide. State Street reports two lines of business. Investment Servicing includes custody, accounting, daily pricing and administration; master trust and master custody; trustee and recordkeeping; foreign exchange and trading services; securities lending; deposit and short-term investment facilities; lease financing; investment manager operations outsourcing; and performance, risk and compliance analytics to support institutional investors. Investment Management offers a broad array of services for managing financial assets, including investment management and investment research for both institutions and individual investors worldwide. These services include active and passive U.S. and non-U.S. equity and fixed income strategies, and other related services, such as securities lending.

The accounting and reporting policies of State Street and its subsidiaries conform to accounting principles generally accepted in the United States. Significant policies are summarized below.

Basis of Presentation

The consolidated financial statements include the accounts of State Street and its subsidiaries, including its principal subsidiary, State Street Bank and Trust Company ("State Street Bank").

All significant intercompany balances and transactions have been eliminated upon consolidation. The results of operations of businesses purchased are included from the date of acquisition. Investments in affiliates in which the Corporation has the ability to exercise significant influence, but not control, are accounted for using the equity method.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain previously reported amounts have been reclassified to conform to the current method of presentation.

For the Consolidated Statement of Cash Flows, State Street has defined cash equivalents as those amounts included in the Consolidated Statement of Condition caption, "Cash and due from banks." Interest paid in 2002, 2001 and 2000 was $1.0 billion, $1.9 billion and $2.3 billion, respectively. Taxes paid in 2002, 2001 and 2000 were $134 million, $84 million and $132 million, respectively.

Revenue Recognition

Revenue from investment servicing, management, foreign exchange trading, brokerage and processing are recognized when earned based on contractual terms and are accrued based on estimates, or are recognized as transactions occur or services are provided. Revenue on interest-earning assets is recognized based on the effective yield of the financial instrument.

Resale and Repurchase Agreements; Securities Borrowed

State Street purchases U.S. Treasury and federal agency securities ("U.S. government securities") under agreements to resell the securities. These purchases are recorded as securities purchased under resale agreements, an asset in the Consolidated Statement of Condition. These purchases have been reduced by offsetting balances with the same counterparty where a master netting agreement exists. State Street can use these securities as collateral for repurchase agreements. State Street's policy is to take possession or control of the security underlying the resale agreement, allowing borrowers the right of collateral substitution and/or short-notice termination. The securities are revalued daily to determine if additional collateral is necessary from the borrower. State Street enters into sales of U.S. government securities under repurchase agreements, which are treated as financings, and the obligations to repurchase such securities sold are reflected as a liability in the Consolidated Statement of Condition. The dollar amount of U.S. government securities underlying the repurchase agreements remains in investment securities.

Securities borrowed are recorded at the amount of cash collateral deposited with the lender. State Street monitors its market exposure daily with respect to securities borrowed transactions. As necessary, State Street requests that excess securities be returned or that additional securities be provided as needed.

Securities

Debt securities are held in both the investment and trading account portfolios. Debt and marketable equity securities that are classified as available for sale are reported at fair value, and the after-tax net unrealized gains and losses are reported in accumulated other comprehensive income (loss), a component of stockholders' equity. Securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of available-for-sale securities are computed based on identified costs. Trading account assets are held in anticipation of short-term market movements and for resale to clients. Trading account assets are carried at fair value with unrealized gains and losses reported in processing fees and other revenue.

Loans and Lease Financing

Loans are placed on a non-accrual basis when they become 60 days past due as to either principal or interest, or when, in the opinion of management, full collection of principal or interest is unlikely. When the loan is placed on non-accrual, the accrual of interest is discontinued and previously recorded but unpaid interest is reversed and charged against net interest revenue.

Leveraged leases are carried net of non-recourse debt. Revenue on leveraged leases is recognized on a basis calculated to achieve a constant rate of return on the outstanding investment in the leases, net of related deferred tax liabilities, in the years in which the net investment is positive. Gains and losses on residual values of leased equipment sold are included in processing fees and other revenue.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is evaluated on a regular basis by management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and adverse situations that may affect the borrowers' ability to repay, timing of future payments, estimated value of the underlying collateral and the performance of individual credits in relation to contract terms, and other relevant factors. The provision for loan losses charged to earnings is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses.

Premises and Equipment

Buildings, leasehold improvements, computers, software and other equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization charged to operating expenses are computed using the straight-line method over the estimated useful life of the related asset or the remaining term of the lease.

State Street's policy is to capitalize costs relating to internal-use software development projects that provide significant functionality enhancements. State Street considers projects for capitalization that are expected to yield long-term operational benefits, such as applications that result in operational efficiencies and/or incremental revenue streams. Software customization costs relating to specific client enhancements are expensed as incurred.

Currency Translation

The assets and liabilities of non-U.S. operations are translated at month-end exchange rates, and revenue and expenses are translated at average monthly exchange rates. Gains or losses from the translation of the net assets of non-U.S. subsidiaries and branches, net of related taxes, are reported in accumulated other comprehensive income (loss).

Derivative Financial Instruments

State Street adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. In accordance with SFAS No. 133, State Street records derivative instruments at fair value in the Consolidated Statement of Condition. The change in fair value of the Corporation's derivative instruments is recorded currently in earnings, except for certain interest rate swap agreements that are accounted for as cash flow or fair value hedges. The Corporation has determined that the interest rate swaps accounted for as cash flow constitute a fully effective hedge, and as such, changes in fair value of these agreements, net of tax, are reported in accumulated other comprehensive income (loss). For interest rate swaps designated as fair value hedges, the change in fair value of the derivative instrument, as well as the hedged item, are reported in earnings in the current period in processing fees and other revenue.

Prior to adoption of SFAS No. 133, State Street used three methods to account for derivative financial instruments: the accrual method, deferral method and fair value method.

Interest rate swaps that were entered into as part of interest rate management were accounted for using the accrual method. Interest receivable or payable payments under the terms of the interest rate swap were accrued over the period to which the payment related. The interest payments accrued and any fees paid at inception were recorded as an adjustment to the interest revenue or interest expense of the underlying asset or liability.

Other interest rate contracts that were used for balance sheet management were accounted for under the deferral method. The basis of the contract was capitalized and any gain or loss was deferred and amortized over the life of the hedged asset or liability as an adjustment to the interest revenue or interest expense.

The gross amount of unrealized gains and losses on foreign exchange and interest rate contracts were reported separately at fair value on the balance sheet as other assets and other liabilities, respectively, in the Consolidated Statement of Condition, except where such gains and losses arose from contracts covered by qualifying master netting agreements. Changes in fair value of these contracts were recorded in earnings.

Income Taxes

The Corporation uses an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

Earnings Per Share

Basic earnings per share excludes all dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes all dilution from convertible debt, stock options and stock awards. Diluted earnings per share includes the assumption that all convertible debt has been converted as of the beginning of each period.

Stock Split

Earnings per share, dividends per share and average shares outstanding have been restated for periods prior to the stock split distributed on May 30, 2001, to stockholders of record on April 30, 2001. The par value of additional shares was capitalized by a transfer from retained earnings to common stock.

Impact of Other Recent Accounting Announcements

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." Disclosures related to this interpretation are effective for 2002 annual reports, and the accounting requirements are effective January 1, 2003, and require all guarantees and indemnifications within its scope to be recorded at fair value as liabilities, and the maximum possible loss to the Corporation under these guarantees and indemnifications to be disclosed. State Street has indemnifications made to securities lending clients, certain investment guarantee products, credit enhancements and liquidity facilities, and parent company guarantees of subsidiary's obligations that fall within the scope of this Interpretation. Each of these guarantees, except the parent company guarantees, are collateralized to some extent, which reduces loss exposure to the Corporation. The liabilities associated with these products upon adoption are not expected to be material to the Corporation.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 requires certain disclosures related to stock-based compensation plans of the Corporation. At December 31, 2002, State Street had three stock-based employee compensation plans, which are described in Note 10. The Corporation has applied the recognition and measurement provisions of APB 25 and related interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income in 2002, 2001 or 2000, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Corporation adopted, prospectively, the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to all new awards granted to employees after January 1, 2003. Awards under the Corporation's plans vest over periods ranging from two to five years. Therefore, the expense related to stock-based employee compensation included in the determination of net income for 2003 will be less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS 123. The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period.

(Dollars in millions, except per share data)

Years Ended December 31,	**2002**	2001	2000
Net income, as reported	**$1,015**	$ 628	$ 595
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**–**	–	–
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(49)**	(43)	(36)
Pro forma net income	**$ 966**	$ 585	$ 559
Earnings per share:			
Basic – as reported	**$ 3.14**	$1.94	$1.85
Basic – pro forma	**2.99**	1.81	1.75
Diluted – as reported	**$ 3.10**	$1.90	$1.81
Diluted – pro forma	**2.95**	1.77	1.71

On January 17, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." State Street sells and distributes securities for one type of variable interest entity ("VIE") that is currently not included in the consolidated financial statements of State Street. Assuming no changes to the current structure of these VIEs, State Street will be required to consolidate them in its Consolidated Statement of Condition under this new accounting guidance. These VIEs, which State Street administers, issue asset-backed commercial paper ("ABCP") that is rated P-1 by Moody's Investors Service and/or A-1 or better by Standard & Poor's. State Street provided these VIEs with administrative support, as well as with liquidity and credit enhancement facilities in the forms of liquidity asset purchase agreements and lines of credit totaling $10.0 billion and standby letters of credit totaling $590 million at December 31, 2002. This ABCP program had total commercial paper outstanding of $10.3 billion at December 31, 2002. An asset-specific credit enhancement, in the form of over-collateralization or otherwise, from non-State Street transferors, is subordinate to the Corporation's liquidity and credit enhancement exposure. Potential losses from these VIEs are not expected to materially affect the results of operations of the Corporation; however, consolidation of these VIEs would cause the Corporation and State Street Bank to reduce the size of their balance sheets to maintain their regulatory Tier 1 leverage ratio requirements.

Note 2

Divestiture, Acquisitions and Joint Venture

On December 31, 2002, State Street completed the sale of its corporate trust business to U.S. Bank, N.A., the lead bank of U.S. Bancorp. The corporate trust business consisted of $689 billion in bonds under trusteeship, $187 billion in assets under custody and $2.3 billion in client deposits. The bonds under trusteeship transferred to U.S. Bancorp on December 31, 2002. The assets under custody and deposits are expected to transfer in early 2003.

The premium received on the sale was $725 million, $75 million of which was placed in escrow pending the successful transition of the business. Escrow payments, if made, will be paid on the 12-month and 18-month anniversaries of the closing. Exit costs associated with the sale totaled approximately $118 million and consisted of the write-off of goodwill and intangibles of $87 million, provisions for excess space of $13 million, transaction costs of $11 million and employee retention and other costs of $7 million. Other associated costs of the transaction totaled approximately $37 million, and included incentive compensation for general corporate use of $25 million, the write-off of fixed assets, termination of contracts and other costs. The after-tax gain, net of exit and other associated costs, totaled approximately $296 million, or $0.90 in diluted earnings per share, and was recorded in the fourth quarter of 2002.

In July 2002, State Street completed the cash purchase of International Fund Services ("IFS"), a leading provider of fund accounting and administration as well as securities trade support and operational services for hedge funds, for $80 million. As one of the largest providers of hedge funds services, IFS services over 100 large asset management firms and private equity fund managers, representing more than 350 funds globally. IFS is headquartered in New York City, and has operations centers in New York City and Dublin, Ireland with approximately 500 employees. In connection with this transaction, an additional payment may be paid based upon certain future performance measures.

In October 2001, State Street completed the cash purchase of the passive equity business of Gartmore Investment Management plc ("Gartmore") in the United Kingdom. Gartmore's passive equity business had $25 billion of assets under management as of the date of purchase. Under the terms of the agreement, SSgA hired the Gartmore team that manages, services and administers the passive equity business.

In June 2001, State Street purchased DST Portfolio Systems, Inc. ("DPS") for 1,483,000 shares of State Street common stock and cash in a transaction accounted for as a purchase. Included in the purchase was the Portfolio Accounting System of DPS, an integrated system that automates mutual fund accounting and investment management recordkeeping processes, such as securities pricing and dividend calculations, income and expense accruals, securities inventories, accounting for daily shareholder activity and calculation of daily net asset values.

In February 2001, State Street purchased Bel Air Securities LLC and a majority interest in Bel Air Investment Advisors LLC ("Bel Air") for 1,007,000 shares (2,015,000 shares post split) of State Street common stock and cash in a transaction accounted for as a purchase. Bel Air is a Los Angeles-based investment management firm with assets under management of $4 billion at the date of purchase, focused on providing wealth management services to ultra-high-net worth individuals.

In April 2000, State Street and Citigroup completed the formation of CitiStreet LLC, a 50/50 joint venture designed to service employee benefit programs, accounted for using the equity method. State Street's contribution to the joint venture consisted of its retirement investment and total benefits outsourcing services, including the transfer of assets with a book value of approximately $50 million.

The pro forma results of operations adjusted to include the acquisitions of IFS, Gartmore, DPS and Bel Air for prior periods are not presented, as the pro forma results would not have been materially different from the reported results.

Note 3

Investment Securities

Available-for-sale and held-to-maturity securities consisted of the following at December 31:

	2002				2001			
(Dollars in millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:								
U.S. Treasury and federal agencies	$15,665	$ 97	$ 2	$15,760	$10,157	$ 94	$ 3	$10,248
State and political subdivisions	1,992	35	9	2,018	1,444	20	1	1,463
Asset-backed securities	4,205	88	17	4,276	3,592	58	12	3,638
Collateralized mortgage obligations	546	3	1	548	789	7	1	795
Other debt investments	695	8		703	568	5	1	572
Money market mutual funds	3,057			3,057	2,518			2,518
Other equity securities	197		31	166	106		2	104
Total	$26,357	$231	$60	$26,528	$19,174	$184	$20	$19,338
Held to maturity:								
U.S. Treasury and federal agencies	$ 1,327	$ 13		$ 1,340	$ 1,296	$ 13	$ 1	$ 1,308
Other investments	216			216	147			147
Total	$ 1,543	$ 13		$ 1,556	$ 1,443	$ 13	$ 1	$ 1,455

Securities carried at $10.3 billion and $9.0 billion at December 31, 2002 and 2001, respectively, were designated as pledged securities for public and trust deposits, borrowed funds and for other purposes as provided by law.

During 2002, there were gross gains of $80 million and gross losses of $4 million realized on the sales of available-for-sale securities. During 2001, there were gross gains of $43 million and gross losses of less than $1 million realized on the sales of available-for-sale securities. During 2000, there were gross gains of $3 million and gross losses of $1 million realized on the sale of available-for-sale securities.

The maturities of debt investment securities at December 31, 2002, were as follows:

	Years			
(Dollars in millions)	Under 1	1 to 5	6 to 10	Over 10
Available for sale:				
Amortized cost	$7,371	$12,354	$1,803	$1,575
Fair value	7,388	12,504	1,828	1,585
Held to maturity:				
Amortized cost	$ 894	$ 649		
Fair value	902	654		

The maturity of asset-backed securities is based upon the expected principal payments.

Note 4

Loans

The loan portfolio consisted of the following at December 31:

(Dollars in millions)	2002	2001
Commercial and financial:		
U.S.	**$1,578**	$2,479
Non-U.S.	**474**	810
Lease financing:		
U.S.	**403**	413
Non-U.S.	**1,719**	1,639
Total loans	**4,174**	5,341
Less allowance for loan losses	**(61)**	(58)
Net loans	**$4,113**	$5,283

Securities settlement advances and overdrafts included in the table above were $1.0 billion and $2.0 billion at December 31, 2002 and 2001, respectively.

Changes in the allowance for loan losses for the years ended December 31, were as follows:

(Dollars in millions)	2002	2001	2000
Balance at beginning of year	**$58**	$57	$48
Provision for loan losses	**4**	10	9
Loan charge-offs	**(3)**	(9)	(1)
Recoveries	**3**		1
Removed upon sale	**(1)**		
Balance at end of year	**$61**	$58	$57

Note 5

Premises and Equipment

Premises and equipment consisted of the following at December 31:

(Dollars in millions)	2002	2001
Buildings and land	$ 407	$ 337
Leasehold improvements	289	258
Computers and related equipment	851	757
Software	534	420
Other equipment	257	274
	2,338	2,046
Accumulated depreciation and amortization	(1,451)	(1,217)
Total premises and equipment	$ 887	$ 829

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $239 million, $211 million and $182 million, respectively.

State Street has entered into non-cancelable operating leases for premises and equipment. At December 31, 2002, future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more totaled $2.4 billion. This consisted of $191 million, $218 million, $197 million, $190 million and $188 million for the years 2003 to 2007, respectively, and $1.5 billion thereafter. The minimum rental commitments have been reduced by sublease rental commitments of $32 million. Nearly all leases include renewal options.

Total rental expense amounted to $165 million, $152 million and $111 million in 2002, 2001 and 2000, respectively. Rental expense has been reduced by sublease revenue of $9 million, $6 million and $2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 6

Goodwill and Other Intangible Assets

The following pro forma table adjusts reported net income and earnings per share for the years ended December 31, to exclude amortization of goodwill:

(Dollars in millions, except per share data) Years ended December 31,	2002	2001	2000
Reported net income	$1,015	$ 628	$ 595
Add back: goodwill amortization, after tax		26	11
Adjusted net income	$1,015	$ 654	$ 606
Basic earnings per share:			
Reported net income	$ 3.14	$1.94	$1.85
Goodwill amortization, after tax		.07	.04
Adjusted basic earnings per share	$ 3.14	$2.01	$1.89
Diluted earnings per share:			
Reported net income	$ 3.10	$1.90	$1.81
Goodwill amortization, after tax		.08	.04
Adjusted diluted earnings per share	$ 3.10	$1.98	$1.85

The changes in the carrying amount of goodwill for the years ended December 31, are as follows:

(Dollars in millions)	Investment Servicing	Investment Management	Total
Balance at December 31, 2000	$248	$ 4	$252
Goodwill acquired	10	225	235
Purchase price and translation adjustments	26	5	31
Removed upon sale[1]	(7)	(3)	(10)
Amortization	(17)	(21)	(38)
Balance at December 31, 2001	260	210	470
Goodwill acquired	42		42
Purchase price and translation adjustments	15		15
Removed upon sale[2]	(65)		(65)
Balance at December 31, 2002	$252	$210	$462

(1) In 2001, State Street completed the sale of a non-strategic business.

(2) In December 2002, State Street completed the sale of its corporate trust business and wrote-off the related goodwill. See Note 2 for further details.

The gross carrying amount and accumulated amortization of other intangible assets as of December 31, is as follows:

	2002			2001		
(Dollars in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists[1]	**$135**	**$11**	**$124**	$118	$ (3)	$115
Bond servicing rights[2]				62	(36)	26
Software and other	4	1	3	3	(2)	1
Total	**$139**	**$12**	**$127**	$183	$(41)	$142

(1) Approximately $10 million of customer list intangibles with an amortization period of 15 years were recorded in July 2002 related to the acquisition of IFS. *See Note 2 for further details.*

(2) In December 2002, State Street completed the sale of its corporate trust business and wrote-off all bond servicing rights. See Note 2 for further details.

Amortization expense related to other intangible assets was $13 million and $7 million for the years ended December 31, 2002 and 2001, respectively. State Street expects to amortize approximately $9 million per year through the year 2007 related to intangible assets currently held.

Note 7

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements at December 31, 2002, were composed of the following:

Collateralized with securities purchased under resale agreements and securities borrowed	**$17,551**
Collateralized with available-for-sale investment securities	**4,412**
Total	**$21,963**

State Street enters into sales of certain U.S. government securities under repurchase agreements that are treated as financings, and the obligations to repurchase such securities sold are reflected as a liability in the Consolidated Statement of Condition. U.S. government securities of $4.5 billion underlying the repurchase agreements remained in available-for-sale investment securities.

Information on these U.S. government securities, and the related repurchase agreements including accrued interest, is shown in the following table. This table excludes repurchase agreements that are secured by securities purchased under resale agreements and securities borrowed.

Information at December 31, 2002, was as follows:

	U.S. Government Securities Sold		Repurchase Agreements	
(Dollars in millions)	Amortized Cost	Fair Value	Amortized Cost	Rate
Maturity of repurchase agreements:				
Overnight	$4,397	$4,432	$4,363	1.01%
2 to 30 days	52	52	49	0.52
Total	$4,449	$4,484	$4,412	1.01

There were no repurchase agreements with a maturity of greater than 30 days.

Note 8

Deposits, Short-term Borrowings and Notes Payable

At December 31, 2002, State Street had $7.5 billion of time deposits outstanding. Substantially all time deposits are in amounts of $100,000 or more. Deposits with remaining maturities of more than one year at December 31, 2002, were $30 million.

Short-term borrowings include federal funds purchased, securities sold under repurchase agreements and other short-term borrowings, including commercial paper. Collectively, short-term borrowings had weighted-average interest rates of 1.53% and 3.63% for the years ended December 31, 2002 and 2001, respectively.

State Street can issue commercial paper with an aggregate limit of $1.0 billion and with original maturities of up to 270 days from the date of issue. State Street Bank can issue bank notes with an aggregate limit of $750 million and with original maturities ranging from 14 days to five years. At December 31, 2002 and 2001, there were $998 million and $499 million in commercial paper outstanding, respectively, and no notes payable outstanding for either year end.

Note 9

Long-Term Debt

Long-term debt consisted of the following at December 31:

(Dollars in millions)	2002	2001
Capital Securities:		
8.035% Capital Securities B due 2027	**$ 329**	$ 300
7.94% Capital Securities A due 2026	**217**	200
Floating Rate Capital Trust I due 2028	**150**	150
7.65% Subordinated notes due 2010	**309**	300
7.35% Notes due 2026	**150**	150
5.95% Notes due 2003	**100**	100
9.50% Mortgage note due 2009	**15**	16
7.75% Convertible subordinated debentures due 2008	**—**	1
Total long-term debt	**$1,270**	$1,217

In August 2002, State Street filed a universal shelf registration statement for the offering and sale of up to $1.5 billion of unsecured debt securities, capital securities, common stock, depositary shares and preferred stock, and warrants to purchase such securities, including any shares into which the preferred stock or depositary shares may be convertible, or any combination thereof. At December 31, 2002, the entire amount of the shelf registration was available for issuance. Subsequent to December 31, 2002, State Street issued floating rate, medium-term capital securities, shares of common stock and forward purchase contracts for common stock (SPACES[SM]). *See Note 25 Subsequent Events for further detail.*

State Street has established three statutory business trusts, which collectively issued $650 million of cumulative semi-annual income and quarterly income preferred securities ("capital securities"). These securities qualify as Tier 1 capital under federal regulatory guidelines. The proceeds of these issuances, along with proceeds of related issuances of common securities of the trusts, were invested in junior subordinated debentures ("debentures") of State Street. The debentures are the sole assets of the trusts. State Street owns all of the common securities of the trusts.

Payments to be made by the trusts on the capital securities are dependent on payments that State Street has committed to make, particularly the payments to be made by State Street on the debentures. Compliance by State Street would have the effect of providing a full, irrevocable and unconditional guarantee of the trusts' obligations under the capital securities.

Distributions on the capital securities are included in interest expense and are payable from interest payments received on the debentures and are due semi-annually for Capital Securities A and B and quarterly for Capital Trust I, subject to deferral for up to five years under certain conditions. The capital securities are subject to mandatory redemption in whole at the stated maturity upon repayment of the debentures, with an option to redeem the debentures at any time by State Street upon the occurrence of certain tax events or changes to tax treatment, investment company regulation or capital treatment changes; or at any time after March 15, 2007 for the Capital Securities B, after December 30, 2006, for the Capital Securities A and after May 15, 2008, for the Capital Trust I securities.

For Capital Securities A and B, redemptions are based on declining redemption prices according to the terms of the trust agreements. All redemptions are subject to federal regulatory approval.

In connection with the sale of the floating rate capital securities issued by State Street Capital Trust I, State Street issued $150 million of floating rate junior subordinated deferrable interest debentures to State Street Capital Trust I due in May 2028. Subsequent to that issuance, two interest rate swaps were entered into in order to, in effect, modify the interest expense from a floating rate to a fixed rate of 6.58%.

The 7.65% subordinated notes due in 2010 qualify as Tier 2 capital under federal regulatory guidelines.

During 2002, State Street entered into various interest rate swap contracts to modify the interest expense on Capital Securities A and B and the 7.65% subordinated notes from a fixed rate to a floating rate. The swaps are accounted for as a fair value hedge, and at December 31, 2002, increased the reported value of long-term debt outstanding by $29 million, $17 million and $9 million for Capital Securities A and B and the 7.65% subordinated notes, respectively.

The 5.95% notes are unsecured obligations of State Street due September 15, 2003.

The 9.50% mortgage note was fully collateralized by property at December 31, 2002. The scheduled principal payments for the next five years are $2 million for each year 2003 through 2006 and $3 million for 2007.

The 7.75% debentures are convertible to common stock at a price of $1.4375 per share, subject to adjustment for certain events. The debentures are redeemable at par, at State Street's option. During 2002 and 2001, debentures were converted into 243,000 and 286,000 shares of common stock, respectively. At December 31, 2002, 159,000 shares of common stock had been reserved for issuance upon conversion.

Note 10

Stockholders' Equity

On December 21, 2000, State Street's Board of Directors approved a 2-for-1 stock split in the form of a 100% stock dividend, subject to the approval of an increase in the authorized number of shares by stockholders. At the Annual Meeting in April 2001, a proposal to increase the authorized number of shares of common stock from 250 million to 500 million was approved. The stock dividend was distributed on May 30, 2001, to stockholders of record as of April 30, 2001. With the exception of State Street stock held by an external trustee, treasury stock did not receive the stock dividend.

State Street's Board of Directors has authorized the purchase of State Street common stock for use in employee benefit programs and for general corporate purposes. As of December 31, 2002, cumulative actual shares purchased under the authorized stock purchase program were 20,565,000. These shares were reflected as treasury stock in the Consolidated Statement of Condition at the time of purchase. Reflecting comparable post-split activity, the total number of shares authorized for purchase within this program is 43 million shares, and the cumulative shares acquired as of December 31, 2002, is 34.7 million. At December 31, 2002, 8.3 million shares remained available for purchase within the program.

Additionally, shares may be acquired for other deferred compensation plans, held by an external trustee, that are not part of the stock purchase program. As of December 31, 2002, cumulative shares purchased and held in trust were 422,000. These shares are reflected as treasury stock in the Consolidated Statement of Condition.

During 2002, 2001 and 2000, total common stock purchased by State Street and recorded as treasury stock was 1,636,000 shares, 5,260,000 shares and 820,000 shares, respectively, at an average historical cost per share of $46, $48 and $103, respectively.

State Street has a 1997 Equity Incentive Plan ("the 1997 Plan") with 46,800,000 shares of common stock approved for issuance for stock and stock-based awards, including stock options, restricted stock, deferred stock and performance awards. Other award types are available under the plan, but are not currently utilized. All stock awards and stock options are awarded at the fair market value of State Street common stock at the date of grant. At December 31, 2002, 13,913,000 shares were available for future awards under the 1997 Plan. State Street has stock options outstanding from previous plans under which no further grants can be made.

Stock options can expire no longer than ten years from the date of grant, and the exercise price of non-qualified and incentive stock options may not be less than the fair value of such shares at the date of grant. Information on stock option activity is provided in the Stock Options table.

State Street has a restricted stock program under the 1997 Plan whereby stock certificates are issued at the time of grant, and recipients have dividend and voting rights. In general, these grants vest over three years. Awards, net of cancellations, were 334,000, 292,000 and 598,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, a total of 1,101,000 restricted shares have been awarded but have not vested under this program.

State Street currently has deferred stock award programs under the 1997 Plan whereby no stock is issued at the time of grant. These grants vest over various time periods. Awards, net of cancellations, were 244,000, 528,000 and 385,000 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 1,124,000 awards were outstanding under these programs.

Performance awards granted under the 1997 Plan are earned over a performance period based on achievement of goals. Payment for performance awards is made in cash equal to the fair market value of State Street's common stock after the conclusion of each performance period. There are currently 746,000 award units outstanding for the two-year performance period ending December 31, 2002. A total of 854,000 were granted and paid out for the two-year performance period ended December 31, 2000.

In addition to the deferred stock award programs above, State Street maintains one other deferred stock plan outside the 1997 Plan. Awards covering a total of 1,200,000 shares were originally granted in 1996. At December 31, 2002, awards covering a total of 986,000 were outstanding.

In June 2001, State Street's Board of Directors approved a savings-related stock purchase plan for employees resident in the United Kingdom that is not part of the 1997 Plan. A total of 170,000 shares of common stock were approved for issuance under this plan. These awards vest in three to five years. Awards, net of cancellations, were 24,000 and 124,000 for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002, 148,000 awards were outstanding under this program. Shares will be issued from treasury stock in 2004 through 2007 in accordance with plan provisions.

Compensation related to restricted stock awards, deferred stock awards and performance awards was $36 million, $42 million and $64 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock Options

Options outstanding and activity for the years ended December 31 consisted of the following:

(Total dollars in millions, except per share data; shares in thousands)	Option Price Per Share	Weighted Average Option Price	Shares	Total
December 31, 1999	$ 1.40- 42.58	$ 25.06	17,864	$ 448
Granted	33.65- 60.74	55.56	5,194	288
Exercised	1.40- 40.51	15.05	(4,450)	(67)
Canceled	8.12- 59.39	35.17	(576)	(20)
December 31, 2000	1.40- 60.74	36.00	18,032	649
Granted	39.56- 52.57	44.41	5,568	247
Exercised	1.75- 40.52	21.22	(1,595)	(34)
Canceled	8.12- 60.74	49.84	(245)	(12)
December 31, 2001	1.40- 60.74	39.07	21,760	850
Granted	**38.85–55.84**	**41.24**	**7,148**	**294**
Exercised	**1.40–53.05**	**28.15**	**(2,072)**	**(58)**
Canceled	**8.12–60.74**	**46.69**	**(522)**	**(24)**
December 31, 2002	**1.40–60.74**	**40.35**	**26,314**	**$1,062**

The following table summarizes the weighted average remaining contractual life of stock options outstanding at December 31, 2002 (shares in thousands):

	Shares Outstanding			Shares Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.40 - $14.99	1,651	2.6	$10.30	1,651	$10.30
$15.88 - $34.77	5,221	5.5	30.56	5,188	30.55
$38.38 - $45.72	12,699	8.9	40.62	3,404	40.20
$51.10 - $60.74	6,743	8.1	54.87	3,755	55.43

At December 31, 2002, 2001 and 2000, a total of 13,998,000, 11,388,000 and 7,414,000 shares under options, respectively, were exercisable.

A Black-Scholes option-pricing model was used for purposes of estimating the fair value of State Street's employee stock options at the grant date under SFAS No. 123, "Accounting for Stock-Based Compensation." The following were the weighted average assumptions for the years ended December 31, 2002, 2001 and 2000, respectively: risk-free interest rates of 3.14%, 3.99% and 5.75%; dividend yields of 1.45%, 1.08% and .73%; and volatility factors of the expected market price of State Street common stock of .30, .30 and .30. The estimated weighted average life of the stock options granted was 5.2 years for the year ended December 31, 2002 and 4.1 years for the years ended December 31, 2001 and 2000. For pro-forma expense information calculated under SFAS 123, see Note 1.

Accumulated Other Comprehensive Income (Loss)

At December 31, the components of accumulated other comprehensive income (loss), net of related taxes, were as follows:

(Dollars in millions)	**2002**	2001	2000
Unrealized gain on available-for-sale securities	**$100**	$ 96	$ 19
Foreign currency translation	**19**	(27)	(20)
Unrealized (loss) gain on cash flow hedges	**(13)**	1	
Total	**$106**	$ 70	$ (1)

For the year ended December 31, 2002, State Street realized gains of $58 million, $54 million of which were included in other comprehensive income as net unrealized gains at December 31, 2001, net of deferred taxes of $22 million.

Note 11

Shareholders' Rights Plan

In 1988, State Street declared a dividend of one preferred share purchase right for each outstanding share of common stock. In 1998, the Rights Agreement was amended and restated. Accordingly, a right may be exercised, under certain conditions, to purchase one eight-hundredths share of a series of participating preferred stock at an exercise price of $132.50, subject to adjustment. The rights become exercisable if a party acquires or obtains the right to acquire 10% or more of State Street's common stock or after commencement or public announcement of an offer for 10% or more of State Street's common stock. When exercisable, under certain conditions, each right entitles the holder thereof to purchase shares of common stock, of either State Street or of the acquirer, having a market value of two times the then-current exercise price of that right.

The rights expire in September 2008, and may be redeemed at a price of $.00125 per right, subject to adjustment, at any time prior to expiration or the acquisition of 10% of State Street's common stock. Under certain circumstances, the rights may be redeemed after they become exercisable and may be subject to automatic redemption.

Note 12

Regulatory Matters

Regulatory Capital

State Street is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on State Street's financial condition. Under capital adequacy guidelines, State Street must meet specific capital guidelines that involve quantitative measures of State Street's assets, liabilities and off-balance sheet items as calculated under regulatory accounting practices. State Street's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require State Street and State Street Bank to maintain minimum risk-based capital and leverage ratios as set forth in the table that follows. The risk-based capital ratios are Tier 1 capital and total capital to total adjusted risk-weighted assets and market-risk equivalents, and the Tier 1 leverage ratio is Tier 1 capital to quarterly average adjusted assets.

As of December 31, 2002, State Street Bank was categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," State Street Bank must exceed the "well capitalized" guideline ratios, as set forth in the table, and meet certain other requirements. State Street Bank exceeds all "well capitalized" requirements as of December 31, 2002.

The regulatory capital amounts and ratios were the following at December 31:

	Regulatory Guidelines[1]		State Street		State Street Bank	
(Dollars in millions)	Minimum	Well Capitalized	**2002**	2001	**2002**	2001
Risk-based ratios:						
Tier 1 capital	4%	6%	**17.1%**	13.6%	**16.4%**	12.9%
Total capital	8	10	**18.0**	14.5	**16.5**	13.0
Tier 1 leverage ratio	3	5	**5.6**	5.4	**5.7**	5.3
Tier 1 capital			**$ 4,727**	$ 3,795	**$ 4,449**	$ 3,558
Total capital			**4,975**	4,050	**4,476**	3,587
Adjusted risk-weighted assets and market-risk equivalents:						
On-balance sheet			**$19,382**	$20,528	**$18,857**	$20,141
Off-balance sheet			**7,925**	6,708	**7,930**	6,710
Market-risk equivalents			**342**	706	**317**	679
Total			**$27,649**	$27,942	**$27,104**	$27,530
Quarterly average adjusted assets			**$84,031**	$70,922	**$77,563**	$67,496

(1) State Street must meet the regulatory designation of "well capitalized" in order to maintain its status as a financial holding company. In addition, Regulation Y defines "well capitalized" for a bank holding company such as State Street for the purpose of determining eligibility for a streamlined review process for acquisition proposals. For such purposes, "well capitalized" requires State Street to maintain a minimum Tier 1 risk-based capital ratio of 6% and a minimum total risk-based capital ratio of 10%.

Cash, Dividend, Loan and Other Restrictions

During 2002, the subsidiary banks of State Street were required by the Federal Reserve Bank to maintain average reserve balances of $86 million. Federal and state banking regulations place certain restrictions on dividends paid by subsidiary banks to State Street. At December 31, 2002, State Street Bank had $1.8 billion of retained earnings available for distribution to State Street in the form of dividends.

The Federal Reserve Act requires that extensions of credit by State Street Bank to certain affiliates, including State Street, be secured by specific collateral, that the extension of credit to any one affiliate be limited to 10% of capital and surplus (as defined), and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

At December 31, 2002, consolidated retained earnings included $92 million representing undistributed earnings of affiliates that are accounted for using the equity method.

Note 13

Lines of Business

State Street reports two lines of business: Investment Servicing and Investment Management. Given the nature of State Street's services and management organization, the results of operations for these lines of business are not necessarily comparable with those of other companies.

Revenue and expenses are directly charged or allocated to the lines of business through algorithm-based management information systems. State Street prices its products and services on total client relationships and other factors; therefore, revenue may not necessarily reflect market pricing on products within the business lines in the same way as it would for independent business entities. Assets and liabilities are allocated according to rules that support management's strategic and tactical goals. Capital is allocated based on risk-weighted assets employed and management's judgment. The capital allocations may not be representative of the capital that might be required if these lines of business were independent business entities.

Investment Servicing includes custody, accounting, daily pricing and administration; master trust and master custody; trustee and recordkeeping; foreign exchange; securities lending; deposit and short-term investment facilities; lease financing; investment manager operations outsourcing; and performance, risk and compliance analytics to support institutional investors. State Street provides shareholder services, which includes mutual fund and collective fund shareholder accounting, through 50%-owned affiliates, Boston Financial Data Services, Inc. and the International Financial Data Services group of companies.

Investment Management offers a broad array of services for managing financial assets, including investment management, investment research and trading services for both institutions and individual investors worldwide. These services include active and passive U.S. and non-U.S. equity and fixed income strategies, and other related services, such as securities lending.

State Street measures its line of business results on an operating basis because such non-GAAP financial information assists management by providing them with financial information in a format that provides comparable financial trends of ongoing business activities. As such, the table below includes an "Other" category for the gain in 2002 for the sale of the corporate trust business of $495 million, the write-off in 2001 of State Street's total investment in Bridge of $50 million and goodwill amortization expense in 2001 and 2000.

The following is a summary of the results for lines of business for the years ended December 31:

	Investment Servicing			Investment Management			Other			Total		
(Dollars in millions)	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Fee revenue:												
Servicing fees	**$1,716**	$1,648	$1,447							**$1,716**	$1,648	$1,447
Management fees				**$526**	$516	$584				**526**	516	584
Foreign exchange trading	**300**	368	387							**300**	368	387
Brokerage fees	**124**	89	95							**124**	89	95
Processing fees and other	**151**	174	173	**33**	24	4		$(50)		**184**	148	177
Total fee revenue	**2,291**	2,279	2,102	**559**	540	588		(50)		**2,850**	2,769	2,690
Net interest revenue after provision for loan losses	**936**	956	800	**39**	59	85				**975**	1,015	885
Gains on sales of available-for-sale securities, net	**76**	43	2							**76**	43	2
Gain on sale of corporate trust business, net							**$495**			**495**		
Total revenue	**3,303**	3,278	2,904	**598**	599	673	**495**	(50)		**4,396**	3,827	3,577
Operating expenses	**2,330**	2,343	2,120	**511**	516	534		38	$ 17	**2,841**	2,897	2,671
Income before income taxes	**$ 973**	$ 935	$ 784	**$ 87**	$ 83	$139	**$495**	$(88)	$(17)	**$1,555**	$ 930	$ 906
Pre-tax margin	**29%**	29%	27%	**15%**	14%	21%						
Average assets (billions)	**$ 77.2**	$ 69.5	$ 61.7	**$ 1.9**	$ 1.8	$ 1.2				**$ 79.1**	$ 71.3	$ 62.9

Note 14

Net Interest Revenue

Net interest revenue consisted of the following for the years ended December 31:

(Dollars in millions)	2002	2001	2000
Interest Revenue:			
Deposits with banks	$ 622	$ 821	$ 743
Investment securities:			
U.S. Treasury and federal agencies	404	447	520
State and political subdivisions (exempt from federal tax)	66	71	84
Other investments	287	380	324
Commercial and financial loans	82	143	186
Lease financing	104	115	106
Securities purchased under resale agreements, securities borrowed and federal funds sold	379	825	1,234
Trading account assets	30	53	59
Total interest revenue	1,974	2,855	3,256
Interest Expense:			
Deposits	498	856	1,012
Other borrowings	426	881	1,268
Long-term debt	71	93	82
Total interest expense	995	1,830	2,362
Net interest revenue	$ 979	$1,025	$ 894

Note 15

Processing Fees and Other Revenue

Processing fees and other revenue includes fees from software licensing and maintenance, loans, investment banking, structured products, trade banking, profits or losses from joint ventures, gains and losses on sales of leased equipment and other assets, other trading profits and losses, amortization of investments in tax-advantaged financings, and residual interest from a variable interest entity.

In March 2001, State Street recorded the write-off of $50 million for its total investment in Bridge Information Systems, Inc. ("Bridge"), upon the filing by Bridge of a Prepackaged Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code. The write-off is reflected in processing fees and other revenue in 2001 and decreased after-tax net income by $33 million, equal to $.10 per basic and diluted share.

Note 16

Employee Benefit Plans

State Street Bank and certain of its U.S. subsidiaries participate in a non-contributory defined benefit plan. In addition to the primary plan, State Street has non-qualified supplemental plans that provide certain officers with defined pension benefits in excess of allowable qualified plan limits. Non-U.S. employees participate in local plans.

State Street Bank and certain U.S. subsidiaries participate in a post-retirement plan that provides health care and insurance benefits for retired employees.

Information combined for the primary defined benefit plan and non-U.S. defined benefit plans, and information for the post-retirement plan as of December 31 is as follows:

	Defined Benefit Plan		Post-retirement Plan	
(Dollars in millions)	**2002**	2001	**2002**	2001
Projected Benefit Obligations:				
Beginning of year	**$ 372**	$ 302	**$ 28**	$ 22
Current service cost	**35**	30	**2**	1
Interest cost	**27**	23	**2**	2
Amendment, acquisitions and transfers in	**18**			
Actuarial losses	**49**	47	**15**	5
Benefits paid	**(27)**	(19)	**(2)**	(1)
Divestitures		(9)		(1)
Foreign currency translation	**7**	(2)		
End of year	**$ 481**	$ 372	**$ 45**	$ 28
Plan Assets at Fair Value:				
Beginning of year	**$ 290**	$ 269		
Actual return on plan assets	**(31)**	(16)		
Divestitures		(9)		
Contributions and transfers in	**142**	66		
Benefits paid	**(27)**	(19)		
Foreign currency translation	**5**	(1)		
End of year	**$ 379**	$ 290		
Accrued Benefit Expense:				
Under funded status of the plans	**$ 102**	$ 82	**$ 45**	$ 28
Unrecognized net asset (obligation) at transition	**3**	4	**(11)**	(12)
Unrecognized net (losses) gains	**(227)**	(128)	**(9)**	7
Unrecognized prior service costs	**(16)**	(13)		
Total (prepaid) accrued benefit expense	**$(138)**	$ (55)	**$ 25**	$ 23
Actuarial Assumptions:				
Discount rate used to determine benefit obligation	**6.75%**	7.50%	**6.75%**	7.50%
Rate of increase for future compensation	**4.50**	4.50		
Expected long-term rate of return on assets	**8.00**	9.00		

The assumed health care cost trend rate used in measuring the post-retirement plan benefit obligation was 10% for 2003, gradually decreasing to 5% in 2013, and remaining level thereafter.

State Street has unfunded, non-qualified supplemental employee retirement plans (SERPs) that provide certain officers with defined pension benefits in excess of limits imposed by U.S. federal tax law.

Information combined for the SERPs as of and for the years ended December 31, is as follows:

(Dollars in millions)	**2002**	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 58**	$ 44
Service cost	**3**	2
Interest cost	**4**	3
Settlement loss	**2**	8
Actuarial loss	**14**	17
Benefits paid	**(2)**	(16)
Plan settlements	**(7)**	
Benefit obligation at end of year	**$ 72**	$ 58
Funded status of plan:		
Under funded status of the plans	**$ 72**	$ 58
Unrecognized actuarial loss	**(34)**	(23)
Unrecognized prior service cost	**(10)**	(14)
Accrued pension cost	**$ 28**	$ 21
Actuarial assumptions:		
Discount rate used to determine benefit obligation	**6.75%**	7.50%
Rate of increase for future compensation	**4.75**	4.75

For those plans that have accumulated benefit obligations in excess of plan assets as of December 31, 2002 and 2001, the aggregate benefit obligations are $139 million and $64 million, respectively, the plan assets are $46 million and $1 million, respectively, and the accumulated benefit obligations are $109 million and $44 million, respectively.

If the health care cost trend rates were increased by 1%, the post-retirement benefit obligation as of December 31, 2002, would have increased 8%, and the aggregate expense for service and interest costs for 2002 would have increased by 10%. Conversely, if the health care cost trend rates were decreased by 1%, the post-retirement benefit obligation as of December 31, 2002, would have decreased 7%, and the aggregate expense for service and interest costs for 2002 would have decreased by 8%.

The following table sets forth the actuarially determined expenses (benefits) for State Street's primary and non-U.S. defined benefit plans, SERPs and post-retirement plan for the years ended December 31:

(Dollars in millions)	**2002**	2001	2000
Primary and non-U.S. Defined Benefit Plans:			
Service cost	**$ 35**	$ 30	$ 23
Interest cost	**27**	23	20
Assumed return on plan assets	**(28)**	(25)	(23)
Net amortization and deferral	**4**	1	(1)
Total expense	**$ 38**	$ 29	$ 19
SERPs:			
Service cost	**$ 3**	$ 2	$ 3
Interest cost	**4**	3	3
Assumed return on plan assets			
Net amortization and deferral	**8**	8	2
Total expense	**$ 15**	$ 13	$ 8
Post-retirement Plan:			
Service cost	**$ 2**	$ 1	$ 1
Interest cost	**2**	2	2
Assumed return on plan assets			
Net amortization and deferral	**1**		
Total expense	**$ 5**	$ 3	$ 3

Employees of State Street and certain subsidiaries are eligible to contribute a portion of their pre-tax salary to a 401(k) savings plan and an Employee Stock Ownership Plan (ESOP). State Street's matching portion of these contributions is made in cash, and the related expense for the years ended December 31, was $17 million for 2002, $21 million for 2001 and $16 million for 2000. Further, employees in certain non-U.S. offices participate in other local plans. Expenses for these plans were $19 million, $17 million and $10 million for 2002, 2001 and 2000, respectively.

The ESOP is a non-leveraged plan. Compensation cost is equal to the contribution called for by the plan formula and is equal to the cash contributed for the purchase of shares on the open market or the fair value of the shares contributed from treasury stock. Dividends on shares held by the ESOP are charged to retained earnings and are treated as outstanding for purposes of calculating earnings per share.

Note 17

Operating Expenses – Other

The other category of operating expenses consisted of the following for the years ended December 31:

(Dollars in millions)	**2002**	2001	2000
Professional services	**$ 96**	$ 119	$124
Advertising and sales promotion	**46**	57	60
Goodwill amortization		38	17
Other	**164**	179	172
Total operating expenses – other	**$306**	$393	$373

Note 18

Income Taxes

Current and deferred income taxes for 2001 and 2000 have been reclassified to reflect the tax returns as actually filed. The provision for income taxes included in the Consolidated Statement of Income consisted of the following for the years ended December 31:

(Dollars in millions)	**2002**	2001	2000
Current:			
Federal	**$139**	$ 44	$ 47
State	**65**	29	23
Non-U.S.	**37**	58	60
Total current	**241**	131	130
Deferred:			
Federal	**235**	115	155
State	**56**	26	25
Non-U.S.	**8**	30	1
Total deferred	**299**	171	181
Total income taxes	**$540**	$302	$ 311

The income tax expense related to net realized securities gains was $31 million, $17 million and $1 million for 2002, 2001 and 2000, respectively. Pre-tax income attributable to operations located outside the United States was $147 million, $201 million and $181 million in 2002, 2001 and 2000, respectively.

Components of the deferred tax liabilities and assets at December 31 were as follows:

(Dollars in millions)	**2002**	2001
Deferred tax liabilities:		
Lease financing transactions	**$1,358**	$1,176
Unrealized gain on available-for-sale securities	**71**	68
Other	**59**	30
Total deferred tax liabilities	**1,488**	1,274
Deferred tax assets:		
Operating expenses not currently deductible	**66**	63
Deferred compensation	**48**	89
Allowance for loan losses	**23**	23
Tax carryforwards	**36**	82
Other	**66**	57
Total deferred tax assets	**239**	314
Valuation allowance for deferred tax assets	**5**	2
Net deferred tax assets	**234**	312
Net deferred tax liabilities	**$1,254**	$ 962

At December 31, 2002, State Street had minimum tax credit carryforwards of $30 million and non-U.S. federal tax loss carryforwards of $5 million. Non-U.S. federal tax loss carryforwards expire in years 2003 to 2022. Remaining tax losses carry forward indefinitely.

A reconciliation of the U.S. statutory income tax rate to the effective tax rate based on income before income taxes is as follows for the years ended December 31:

(Dollars in millions)	**2002**	2001	2000
U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Changes from statutory rate:			
State taxes, net of federal benefit	**4.1**	3.9	4.2
Tax-exempt interest revenue, net of disallowed interest	**(3.0)**	(3.2)	(3.0)
Tax credits	**(3.1)**	(3.6)	(2.7)
Other, net	**(.9)**	.5	.8
Non-operating item [1]	**2.6**	(.2)	
Effective tax rate	**34.7%**	32.4%	34.3%

(1) The adjustment for the non-operating item reported in 2002 above includes the increase in the effective rate resulting from the gain on the sale of State Street's corporate trust business. The adjustment for the non-operating item in 2001 above includes the decrease in the effective rate resulting from the write-off of State Street's investment in Bridge. Accordingly, other changes from the statutory rate are computed without regard to these items.

Note 19

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

(Dollars in millions, except per share data)	**2002**	2001	2000
Net Income	**$ 1,015**	$ 628	$ 595
Earnings per share:			
Basic	**$ 3.14**	$ 1.94	$ 1.85
Diluted	**3.10**	1.90	1.81
Average shares outstanding (thousands):			
Basic average shares	**323,520**	325,030	321,678
Effect of dilutive securities:			
Stock options and stock awards	**3,631**	4,849	5,281
7.75% convertible subordinated debentures	**326**	613	1,129
Dilutive average shares	**327,477**	330,492	328,088

Note 20

Contingent Liabilities

State Street provides custody, accounting, daily pricing and administration; master trust and master custody; investment management; trustee and recordkeeping; foreign exchange; securities lending; cash management; trading; and information services to clients worldwide. Assets under custody and assets under management are held by State Street in a fiduciary or custodial capacity and are not included in the Consolidated Statement of Condition because such items are not assets of State Street. Management conducts regular reviews of its responsibilities for these services and considers the results in preparing its financial statements. In the opinion of management, there are no contingent liabilities at December 31, 2002 that would have a material adverse effect on State Street's financial position or results of operations.

State Street is subject to pending and threatened legal actions that arise in the normal course of business. In the opinion of management, after discussion with counsel, these actions can be successfully defended or resolved without a material adverse effect on State Street's financial position or results of operations.

Note 21

Off-balance Sheet Financial Instruments, Including Derivatives

Derivative Financial Instruments

State Street uses derivatives to support clients' needs, conduct trading activities, and manage its interest rate and currency risk. The Corporation assumes positions in both the foreign exchange and interest rate markets by buying and selling cash instruments and using financial derivatives, including foreign exchange forward contracts, foreign exchange and interest rate options, and interest rate swaps.

An off-balance sheet derivative instrument is a financial instrument or other contract which has one or more underlying and one or more notional amounts, no initial net investment, or a smaller initial net investment than would be expected for similar types of contracts, and which requires or permits net settlement. Derivative instruments include forwards, futures, swaps, options and other instruments with similar characteristics. The use of these instruments generates fee or interest revenue.

Interest rate contracts involve an agreement with a counterparty to exchange cash flows based on the movement of an underlying interest rate index. An interest rate swap agreement involves the exchange of a series of interest payments, either at a fixed or variable rate, based upon the notional amount without the exchange of the underlying principal amount. An interest rate option contract provides the purchaser, for a premium, the right, but not the obligation, to buy or sell the underlying financial instrument at a set price at or during a specified period. An interest rate futures contract is a commitment to buy or sell, at a future date, a financial instrument at a contracted price; it may be settled in cash or through the delivery of the contracted instrument.

Foreign exchange contracts involve an agreement to exchange one currency for another currency at an agreed-upon rate and settlement date. Foreign exchange contracts consist of swap agreements and forward and spot contracts.

The following table summarizes the contractual or notional amounts of derivative financial instruments held or issued for trading and balance sheet management at December 31:

(Dollars in millions)	2002	2001
Trading:		
Interest rate contracts:		
Swap agreements	$ 3,847	$ 2,385
Options and caps purchased	351	281
Options and caps written	483	418
Futures – short position	15,078	7,395
Options on futures purchased		235
Options on futures written		285
Foreign exchange contracts:		
Forward, swap and spot	227,782	167,415
Options purchased	350	1,097
Options written	136	1,095
Futures	409	
Balance sheet management:		
Interest rate contracts:		
Swap agreements	2,020	1,299

In connection with its interest rate risk management strategies, State Street has executed interest rate swap agreements with a notional value of $1.3 billion and $1.1 billion at December 31, 2002 and 2001, respectively, designated as fair value hedges to hedge the changes in the fair value of certain securities. For the years ended December 31, 2002 and 2001, State Street recognized net pre-tax losses of approximately $5 million and $2 million, respectively, which represented the ineffective portion of the hedge reported in processing fees and other revenue.

State Street has designated interest rate swaps with a notional value of $150 million as cash flow hedges to its floating rate debt. These interest rate swaps constitute a fully effective hedge. In addition, State Street entered into interest rate swaps with a notional value of $500 million effective February 20, 2002, a notional value of $50 million effective June 11, 2002, and a notional value of $50 million effective July 9, 2002, designated as fair value hedges to hedge certain of its fixed rate debt issuances. The fair value hedge swaps increased the value of long-term debt presented in the Statement of Condition by $55 million. For the year ended December 31, 2002, the Corporation's overall weighted average interest rate for long-term debt was 7.12% on a contractual basis and 5.68% including the effects of derivative contracts.

Fair Value of Derivative Financial Instruments

State Street's risk exposure from interest rate and foreign exchange contracts results from the possibility that one party may default on its contractual obligation or from movements in exchange or interest rates. Credit risk is limited to the positive market value of the derivative financial instrument, which is significantly less than the notional value. The notional value provides the basis for determining the exchange of contractual cash flows. The exposure to credit loss can be estimated by calculating the cost, on a present-value basis, to replace at current market rates all profitable contracts at year-end. The estimated aggregate replacement cost of derivative financial instruments in a net positive position was $3.6 billion at December 31, 2002, and $1.8 billion at December 31, 2001.

The foreign exchange contracts have been reduced by offsetting balances with the same counterparty where a master netting agreement exists.

The following table represents the fair value as of December 31, and average fair value for the years ended December 31, of financial derivative instruments held or issued for trading purposes:

(Dollars in millions)	Fair Value	Average Fair Value
2002:		
Foreign exchange contracts:		
Contracts in a receivable position	**$2,451**	**$1,376**
Contracts in a payable position	**2,373**	**1,361**
Other financial instrument contracts:		
Contracts in a receivable position	**91**	**68**
Contracts in a payable position	**165**	**80**
2001:		
Foreign exchange contracts:		
Contracts in a receivable position	$ 1,098	$ 1,483
Contracts in a payable position	1,060	1,425
Other financial instrument contracts:		
Contracts in a receivable position	52	51
Contracts in a payable position	48	70

Net foreign exchange trading revenue related to foreign exchange contracts was $300 million; $368 million and $387 million for the years ended December 31, 2002, 2001 and 2000, respectively. For other financial instrument contracts, there were losses of $38 million in 2002, $22 million in 2001 and $29 million in 2000. Future cash requirements, if any, related to foreign currency contracts are represented by the gross amount of currencies to be exchanged under each contract unless State Street and the counterparty have agreed to pay or receive the net contractual settlement amount on the settlement date. Future cash requirements on other financial instruments are limited to the net amounts payable under the agreements.

Credit-Related, Off-Balance Sheet Financial Instruments

Credit-related financial instruments include indemnified securities on loan, commitments to extend credit or purchase assets, standby letters of credit, and letters of credit. The maximum credit risk associated with credit-related financial instruments is measured by the contractual amounts of these instruments.

The following is a summary of the contractual amount of credit-related, off-balance sheet financial instruments at December 31:

(Dollars in millions)	**2002**	2001
Indemnified securities on loan	**$131,991**	$113,047
Liquidity asset purchase agreements	**14,044**	10,588
Loan commitments	**12,499**	12,962
Standby letters of credit	**3,252**	3,918
Letters of credit	**106**	164

On behalf of its clients, State Street lends their securities to creditworthy brokers and other institutions. In certain circumstances, State Street may indemnify its clients for the fair market value of those securities against a failure of the borrower to return such securities. Collateral funds resulting from State Street's securities lending services are held by State Street as agent; therefore, under accounting principles generally accepted in the United States, these assets are not assets of the Corporation. State Street requires the borrowers to provide collateral in an amount equal to or in excess of 102% of the fair market value of the securities borrowed. The borrowed securities are revalued daily to determine if additional collateral is necessary. State Street held, as collateral, cash and U.S. government securities totaling $134.6 billion and $117.2 billion for indemnified securities on loan at December 31, 2002 and 2001, respectively.

Loan commitments (unfunded loans and unused lines of credit), asset purchase agreements, standby letters of credit and letters of credit are issued to accommodate the financing needs of State Street's clients and to provide credit enhancements to variable interest entities. Loan commitments are agreements by State Street to lend monies at a future date. Asset purchase agreements are commitments to purchase receivables or securities, subject to conditions established in the agreements.

These loan, asset purchase and letter of credit commitments are subject to the same credit policies and reviews as loans. The amount and nature of collateral are obtained based upon management's assessment of the credit risk. Approximately 87% of the loan commitments and asset purchase agreements expire within one year from the date of issue. Since many of the commitments are expected to expire or renew without being drawn, the total commitment amounts do not necessarily represent future cash requirements.

State Street provides liquidity and credit enhancement facilities in the forms of liquidity asset purchase agreements, lines of credit, and standby letters of credit to two types of variable interest entities ("VIEs"). One type, which State Street administers, issues asset-backed commercial paper ("ABCP"). At December 31, 2002 and 2001, State Street's commitments under liquidity asset purchase agreements and lines of credit to these VIEs were $10.0 billion and $6.6 billion, respectively, and standby letters of credit were $590 million and $616 million, respectively, none of which were utilized. Amounts committed, but unused, under the liquidity asset purchase agreements, lines of credit and standby letters of credit that State Street provides to these VIEs are included in the table above. Asset performance deterioration may cause the asset risk to shift from the ABCP investors to State Street as the liquidity provider for the asset as the VIE may need to repay maturing commercial paper by drawing the liquidity facilities.

For a second type of VIE, structured as a qualified special purpose entity in accordance with accounting principles generally accepted in the United States, State Street distributes and sells equity interests in tax-exempt investment-grade assets that are primarily sold to mutual fund clients. State Street provides liquidity asset purchase agreements to these entities. These liquidity asset purchase agreements obligate State Street to buy the equity interests in the underlying portfolio at par, which approximates market value, in the event that the re-marketing agent is unable to place the equity interests of the VIE with investors. The liquidity asset purchase agreements are subject to early termination by State Street in the event of payment default, bankruptcy of issuer or credit enhancement provider, taxability, or downgrade of an asset below investment grade. State Street's liquidity asset purchase agreements to these VIEs were $1.3 billion and $1.6 billion at December 31, 2002 and 2001, respectively, none of which were utilized, and are included in the preceding table.

Note 22

Fair Value of Financial Instruments

State Street uses the following methods to estimate the fair value of financial instruments.

For financial instruments that have quoted market prices, those quotes are used to determine fair value. Financial instruments that have no defined maturity, have a remaining maturity of 180 days or less, or reprice frequently to a market rate are assumed to have a fair value that approximates reported book value, after taking into consideration any applicable credit risk. If no market quotes are available, financial instruments are valued by discounting the expected cash flow(s) using an estimated current market interest rate for the financial instrument. For off-balance sheet derivative instruments, fair value is estimated as the amount at which an asset or liability could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

The short maturity of State Street's assets and liabilities results in a significant number of financial instruments whose fair value equals or closely approximates reported balance sheet value. Such financial instruments are reported in the following balance sheet captions: cash and due from banks, interest-bearing deposits with banks, securities purchased under resale agreements and securities borrowed, federal funds sold, deposits, securities sold under repurchase agreements, federal funds purchased and other short-term borrowings. The fair value of trading account assets equals the carrying value. As of December 31, 2002 and 2001, the net fair value of interest rate contracts used for balance sheet management was a liability of $76 million and a liability of $35 million, respectively. There is no reported cost for loan commitments since terms are at prevailing market rates.

The reported value and fair value for other balance sheet captions at December 31 are as follows:

(Dollars in millions)	Reported Value	Fair Value
2002:		
Investment securities:		
Available for sale	**$26,528**	**$26,528**
Held to maturity	**1,543**	**1,556**
Net loans (excluding leases)	**1,991**	**1,991**
Long-term debt	**1,270**	**1,337**
2001:		
Investment securities:		
Available for sale	$ 19,338	$ 19,338
Held to maturity	1,443	1,455
Net loans (excluding leases)	3,231	3,231
Long-term debt	1,217	1,331

Note 23

Non-U.S. Activities

Non-U.S. activities, as defined by the Securities and Exchange Commission, are considered to be those revenue-producing assets and transactions that arise from clients domiciled outside the United States.

Due to the nature of State Street's business, it is not possible to segregate precisely U.S. and non-U.S. activities. Subjective judgments have been used to arrive at the operating results for non-U.S. activities, including the application of tax transfer pricing and asset-liability management policies. Interest expense allocations are based on the average cost of short-term borrowed funds. State Street does not allocate costs related to resources common to non-U.S. and U.S. activities. Certain previously reported amounts have been restated to conform to the current method of presentation.

The following table summarizes non-U.S. operating results for the years ended December 31, and assets as of December 31, based on the domicile location of clients:

(Dollars in millions)	**2002**	2001	2000
Fee revenue	**$ 654**	$ 642	$ 636
Interest revenue	**786**	1,023	949
Interest expense	**375**	622	648
Net interest revenue	**411**	401	301
Provision for loan losses			2
Total revenue	**1,065**	1,043	935
Operating expenses	**704**	648	629
Income before income taxes	**361**	395	306
Income taxes	**145**	158	120
Net Income	**$ 216**	$ 237	$ 186
Assets:			
Interest-bearing deposits with banks	**$28,143**	$20,317	$21,295
Loans and other assets	**4,851**	4,525	3,709
Total Assets	**$32,994**	$24,842	$25,004

Note 24

Financial Statements of State Street Corporation (Parent only)

STATEMENT OF INCOME

(Dollars in millions) Years ended December 31,	2002	2001	2000
Interest on securities purchased under resale agreements	$ 87	$201	$308
Cash dividends from consolidated bank subsidiary	200	175	144
Cash dividends from consolidated non-bank subsidiaries	5	8	6
Other, net	29	29	37
Total revenue	321	413	495
Interest on securities sold under repurchase agreements	73	172	285
Other interest expense	79	111	94
Other expenses	14	10	5
Total expenses	166	293	384
Income tax (benefit) expense	(8)	(20)	1
Income before equity in undistributed income of subsidiaries and affiliates	163	140	110
Equity in undistributed income (loss) of subsidiaries and affiliates:			
Consolidated bank subsidiary	813	513	465
Consolidated non-bank subsidiaries and unconsolidated affiliates	39	(25)	20
Net Income	$1,015	$628	$595

STATEMENT OF CONDITION

(Dollars in millions) As of December 31,	2002	2001
Assets:		
Interest-bearing deposits with bank subsidiary	$ 517	$ 150
Securities purchased under resale agreements from:		
Consolidated bank subsidiary	414	145
Consolidated non-bank subsidiary	354	250
External parties	5,111	3,678
Available-for-sale securities	67	37
Investments in subsidiaries:		
Consolidated bank subsidiary	5,074	4,188
Consolidated non-bank subsidiaries	479	392
Unconsolidated affiliates	125	117
Notes and other receivables from:		
Consolidated bank subsidiary	200	31
Consolidated non-bank subsidiaries and affiliates	170	142
Other assets	57	59
Total Assets	$12,568	$9,189
Liabilities:		
Securities sold under repurchase agreements	$ 5,277	$3,495
Commercial paper	998	499
Accrued taxes, expenses and other liabilities due to:		
Consolidated bank subsidiary	78	36
Consolidated non-bank subsidiaries	7	11
External parties	201	102
Long-term debt	1,220	1,201
Total Liabilities	7,781	5,344
Stockholders' Equity	4,787	3,845
Total Liabilities and Stockholders' Equity	$12,568	$9,189

STATEMENT OF CASH FLOWS

(Dollars in millions) Years ended December 31,	2002	2001	2000
Net Cash Provided by Operating Activities	$ 126	$ 226	$ 138
Investing Activities:			
Net (payments for) proceeds from:			
Investments in non-bank subsidiaries and affiliates	(54)	(190)	(39)
Securities purchased under resale agreements	(1,806)	1,161	6
Purchase of available-for-sale securities	(43)	(19)	(24)
Interest-bearing deposits with bank subsidiary	(367)	201	(236)
Notes receivable from subsidiaries	(30)	1	(111)
Other	19	11	10
Net Cash (Used) Provided by Investing Activities	(2,281)	1,165	(394)
Financing Activities:			
Net proceeds from commercial paper	499	12	352
Proceeds from issuance of long-term debt			300
Proceeds from issuance of common and treasury stock	98	247	89
Payments for cash dividends	(149)	(127)	(106)
Payments for purchase of common stock	(75)	(252)	(84)
Net proceeds from (payments for) short-term borrowing	1,782	(1,271)	(295)
Net Cash Provided (Used) by Financing Activities	2,155	(1,391)	256
Net Change			
Cash and Due from Banks at Beginning of Year			
Cash and Due from Banks at End of Year	$ 0	$ 0	$ 0

Note 25

Subsequent Event

Acquisition of Substantial Parts of the Global Securities Services Business of Deutsche Bank AG

On January 31, 2003, State Street completed the primary closing of its acquisition of a substantial part of the global securities services business ("GSS") of Deutsche Bank AG. Under the terms of the definitive agreements, first announced on November 5, 2002, State Street's initial payment to Deutsche Bank for all business units to be acquired was approximately $1.1 billion. A separate closing will be held in the near future for business units in Italy and Austria, upon receipt of applicable regulatory approvals. In the period ending on the one-year anniversary of the closing, State Street will make additional payments of up to an estimated €360 million, based upon performance of the acquired business. The restructuring costs associated with the acquisition are expected to be $90–$110 million on a pre-tax basis, approximately half of which will be recorded in the first quarter of 2003 and the balance recorded over the next three quarters. GSS had approximately $2.2 trillion of assets under custody.

Approximately half of the initial payment was financed using existing resources including the net proceeds from the sale of the corporate trust business mentioned in Note 2. State Street financed $595 million of the purchase price by issuance of equity, equity-related and capital securities to the public under an existing shelf registration statement. In January 2003, State Street issued $345 million, or 7.2 million shares of common stock, $345 million, or 1.7 million units of SPACES℠, and $345 million of floating-rate, medium-term capital securities due 2008. SPACES are collateralized, forward purchase contract units for additional shares of common stock of State Street. Each SPACES has a stated amount of $200 and consists of PACES℠, a fixed-share purchase contract and treasury securities, and COVERS℠, a variable-share repurchase contract. The SPACES investors will receive total annual payments of 6.75% on the units, payable quarterly, consisting of an annual 2.75% coupon on the PACES and an annual 4.00% contract payment on the COVERS. State Street did not receive the proceeds from the SPACES at closing, but will receive proceeds of $345 million and issue common stock upon the settlement of the fixed share purchase contracts underlying the SPACES units on November 15, 2005. The floating rate capital securities were issued at LIBOR plus 50 basis points, and are subject to mandatory redemption on December 15, 2005, provided certain regulatory requirements are met, and otherwise are due on February 15, 2008. After the close of the financing transactions in January 2003, $469 million of State Street's shelf registration was available for further issuance.

Note 26

Quarterly Results of Operations, Share and Per Share Data (unaudited)

The following is a tabulation of the unaudited quarterly results:

(Dollars and shares in millions, except per share data)	2002 Quarters				2001 Quarters[3]			
	Fourth[1]	Third	Second	First	Fourth	Third	Second	First[2]
Fee revenue	$ 706	$ 702	$ 745	$697	$ 709	$ 701	$ 722	$ 637
Interest revenue	465	475	510	524	563	705	732	855
Interest expense	240	251	261	243	278	451	493	608
Net interest revenue	225	224	249	281	285	254	239	247
Provision for loan losses	1	1	1	1	3	3	3	1
Net interest revenue after provision for loan losses	224	223	248	280	282	251	236	246
Net gains on sales of securities, included in fee revenue above	31	31	10	4	7	15	15	6
Net gains on the sale of Corp. Trust	495							
Total revenue	1,456	956	1,003	981	998	967	973	889
Operating expenses	704	684	738	715	746	720	725	706
Income before income taxes	752	272	265	266	252	247	248	183
Income taxes	275	90	87	88	81	77	81	62
Net income	$ 477	$ 182	$ 178	$178	$ 171	$ 170	$ 167	$ 121
Earnings Per Share:								
Basic	$ 1.47	$ .57	$ .55	$ .55	$ .53	$ .52	$ .51	$ .38
Diluted	1.46	.56	.54	.54	.52	.51	.50	.37
Average Shares Outstanding:								
Basic	324	323	324	324	323	327	325	325
Diluted	326	326	328	329	329	332	331	330

(1) Results for the fourth quarter of 2002 include the gain on the sale of the corporate trust business of $495 million, equal to $296 million after tax, or $.90 per diluted share.

(2) Results for the first quarter of 2001 include the write-off of State Street's total investment in Bridge of $50 million, equal to $33 million after tax, or $.10 per diluted share.

(3) Results for 2001 include goodwill amortization expense of $10 million, $10 million, $10 million and $8 million for the fourth, third, second and first quarters, respectively. Effective January 1, 2002, in accordance with new accounting guidance, goodwill is no longer amortized.



For more information

State Street Corporation
225 Franklin Street
Boston, Massachusetts 02110
+1 617 786 3000

www.statestreet.com


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